UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For March 4, 2025 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒ INTERIM RESULTS FY25* for the six-month period ended 31 December 2024 (H1FY25) • Safety remains our priority with group LTIFR1 at 5.52 per million hours worked, still below 6.00 • 19% increase in group gold revenue to R35 447 million (US$1 976 million) from R29 705 million (US$1 590 million) • Operating free cash flow, up 46% to R10 392 million (US$579 million) driven by the higher average gold price received • Strong, flexible balance sheet in a record net cash position of R7 283 million (US$386 million) • 33% increase in headline earnings per share to 1 270 SA cents (71 US cents) from 956 SA cents (51 US cents) • An interim dividend2,3 declared of 227 SA cents (12 US cents) per share • Record interim dividend payout of R1 441 million (US$78 million)3 • In line with plan, total gold production down by 4% to 24 816kg (797 854oz) from 25 889kg (832 349oz), tracking ahead of guidance • 2% increase in underground recovered grades to 6.40g/t from 6.29g/t, higher than guidance and demonstrating improvement in quality of ounces • Group all-in sustaining costs (AISC) below guidance, increasing by 15% to R972 261/kg (US$1 686/oz) from R843 043/kg (US$1 403/oz) • 23% increase in average gold price received to R1 405 020/kg (US$2 437/oz) from R1 141 424/kg (US$1 900/oz) • FY25 production, grade, cost and capital guidance remains unchanged OVERVIEW With our unwavering commitment to improving our safety performance and delivering consistent, predictable production, Harmony has delivered another set of strong operational and financial results for the H1FY25 reporting period. It is important to reiterate that our strategic objectives are to deliver safe, profitable ounces and improve margins through operational excellence and value-accretive acquisitions. Safety will always be our foremost priority, and we are embedding a proactive safety culture throughout the Company to help us achieve our goal of zero harm. However, recent events remind us we must do more – with urgency, unity and unwavering resolve. We have implemented the necessary systemic changes throughout Harmony and will continue developing safety leadership through our humanistic culture transformation programme. We believe we have the correct safety strategy to ensure our employees return home safely after work every day. Harmony is South Africa's largest gold producer. We have leveraged this position to significantly de-risk the Company and are well-positioned to continue our diversification into copper and expanding geographically. Our ongoing investment in quality ounces has resulted in the conversion of Mineral Reserves into consistent, positive free cash flows. The Company is in a strong financial position and we believe it is possible to remain on this upward trajectory by consistently meeting our plans, investing in and delivering on our projects and positioning Harmony to benefit from both the gold and copper cycles. We have a comprehensive project pipeline and are advancing our position as a world-class international gold producer with a sizable copper footprint. While this sets a new trajectory for the Company, it also gives our shareholders comfort that we have a clear growth strategy, which will result in higher margins through the continuous improvement in the quality of our portfolio. It also demonstrates that we will continue to deploy capital in a disciplined and sensible manner, resulting in higher cash flow margins and higher returns on invested capital. Our people have demonstrated their ability to mine successfully at depth and on surface, in South Africa and internationally. We believe that these attributes serve us well – both where we operate and in the areas being assessed in relation to possible value-accretive acquisitions. KEY HIGHLIGHTS (H1FY25 vs H1FY24^) Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the Company”) STELLAR RESULTS DRIVE RECORD INTERIM FREE CASH FLOW GENERATION AND RECORD DIVIDEND PAYOUT Johannesburg, South Africa. Tuesday, 4 March 2025. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report our financial and operational results for H1FY25. * The condensed consolidated interim financial statements for the six months ended 31 December 2024 on pages 20 to 41 have been reviewed by our external auditors, Ernst & Young Inc. ^ The six-month period ended 31 December 2023 (H1FY24) 1 LTIFR – lost time injury frequency rate 2 See dividend notice on page 9 for the details 3 Illustrative equivalent based on the closing exchange rate of R18.46/US$1 as at 27 February 2025 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER 2 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued As the mining partner of choice, we engage proactively and collaborate with all our stakeholders to ensure we maintain our licence to operate and access to capital. This enables us to continuously invest in our ore bodies and grow our Mineral Resources and Reserves through exploration, acquisition, and ongoing investment. Gold revenue for this reporting period increased by 19% to R35 447 million (US$1 976 million) compared to R29 705 million (US$1 590 million) in H1FY24. Group operating free cash flows (free cash flow generation after all capital expenditure) increased by 46%, to a new half-year record of R10 392 million (US$579 million) from the previous half-year record of R7 112 million (US$381 million) set in H1FY24. This increase was mainly a result of the higher recovered grades achieved and a 23% increase in the average gold price received to R1 405 020/kg (US$2 437/oz) from R1 141 424/kg (US$1 900/oz) in H1FY24. In line with plan, group production for this reporting period decreased by 4% to 24 816 kg (797 854oz) from 25 889kg (832 349oz) in H1FY24. This was mainly due to planned lower recovered grades at Hidden Valley and lower production from our South African optimised operations. However, South African underground recovered grades increased to 6.40g/t in H1FY25 from 6.29g/t in H1FY24. The primary contributor was Mponeng which delivered a stellar performance with recovered grades increasing by 11% to 11.44g/t from 10.34g/t. We have been deliberate in how we have grouped our operations. Each of the four groupings has a clear strategy and role in securing our future and contributing to our overall success. • Our South African underground high-grade assets contributed 36% (H1FY24: 31%) to total production, and operating free cash flow margins continued to expand to 40% (H1FY24: 34%) • The South African optimised assets generate the bulk of our production at 37% (H1FY24: 40%), and margins remained flat at 11% • We are the world's largest producer of gold from the retreatment of old tailings facilities. Operating free cash flow margins at our South African surface operations increased to 34% (H1FY24: 17%), with the contribution to group production remaining flat year on year at 17% • Hidden Valley, an open pit mine in our International portfolio, contributed 10% (H1FY24: 12%) to total production. Operating free cash flow margins held steady at an impressive 50%. We are positioned to continue benefiting from the high gold price through our commitment to operational excellence. We do this through the various business initiatives in place to improve safety and productivity, by maintaining the good momentum at our mines, delivering higher average recovered grades and because of our stable and predictable cost structure. With most of our costs in rand and group all-in costs (AIC) well below the current gold price, we are benefiting from the combination of the current strong US dollar and gold price. Cost increases are in line with our FY25 plans and remain well-managed. Increases are mainly due to annual inflation, higher capital expenditure and planned lower production, as guided. • Cash operating costs increased by 14% to R813 791/kg (US$1 411/oz) from R715 617/kg (US$1 191/oz) • AISC increased by 15% to R972 261/kg (US$1 686/oz) from R843 043/kg (US$1 403/oz), well within guidance • AIC increased by 16% to R1 043 918/kg (US$1 810/oz) from R903 619/kg (US$1 504/oz). Silver revenue increased by 8% to R1 008 million (US$56 million) compared to R935 million (US$50 million) in the comparative reporting period. This was mainly due to a 22% increase in the average silver price received to R17 324/kg ($30.09/oz) from R14 158/kg ($23.56/oz). Silver production from Hidden Valley decreased by 16% to 53 880kg (1 732 294oz) from 64 383kg (2 069 963oz) in H1FY24. Uranium is a by-product of the gold extraction process at Moab Khotsong. Uranium revenue increased by 3% to R449 million (US$25 million) from R435 million (US$23 million). This was mainly due to a 25% increase in the average uranium price received to US$82.49/lb from US$65.95/lb. Uranium production for this reporting period decreased by 12% to 123 128kg (271 450lb) from 139 715kg (308 018lb) in H1FY24. Group capital expenditure for H1FY25 increased by 23% to R4 725 million (US$263 million) from R3 826 million (US$205 million) in H1FY24. In addition to higher sustaining capital, much of this was allocated to advancing our major projects currently in execution. These include: • Mponeng life-of mine extension project, adding 2.43Moz in Mineral Reserves at a recovered grade of approximately 9g/t and annual steady state production of around 250 000oz over a 20-year life of mine. This project will enable us to target the Ventersdorp Contact Reef and Carbon Leader Reef ore bodies. The shaft pillar extraction project at TauTona will run parallel to the Mponeng extension • Moab Khotsong life-of-mine extension project which adds 2.7Moz in Mineral Reserves at a recovered grade of approximately 9g/t and annual steady state production of over 200 000oz over a 20-year life of mine. This project entails a 9.5 degree, triple-decline system to extend the mine by five levels • Phase 2 of the Mine Waste Solutions tailings surface facility extension (Kareerand), enabling annual production of over 100 000oz to be maintained over a 14-year life-of mine • as part of our renewable energy programme, we have broken ground on the 100MW renewable solar plant which is being built at Moab Khotsong (stage 2A). We have built a robust and flexible balance sheet which is in a net cash position of R7 283 million (US$386 million). We have R17 551 million (US$931 million) available in cash and undrawn facilities and are therefore well- positioned to continue funding all our operational needs alongside our various growth projects and paying a consistent dividend. Basic earnings per share increased by 32% to 1 265 SA cents (71 US cents) compared to 956 SA cents (51 US cents) in the comparative reporting period. Headline earnings per share increased by 33% to 1 270 SA cents (71 US cents) per share compared to 956 SA cents (51 US cents) per share. Harmony’s dividend policy is to pay a return of 20% of net free cash generated* to shareholders at the discretion of the board of directors. This is informed by our balanced approach to capital allocation as we continue rewarding our shareholders while strengthening our balance sheet to fund future growth. Therefore, we are pleased to announce an interim dividend** of 227 SA cents (12 US cents) per share for this reporting period. * Net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses. ** The dividend was converted using a closing exchange rate of R18.46/US$1 at 27 February 2025. 3 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued RESPONSIBLE STEWARDSHIP Health and safety We have a deep commitment to the safety and well-being of our people. Various operations have recorded industry-leading safety achievements, demonstrating that zero loss-of-life is possible. We have a proactive safety culture and our safety leadership is critical in driving ongoing improvements. Harmony conducts ongoing and regular Visible Felt Leadership initiatives that reinforce the importance of safety and to remind Harmonites that anyone has the right to withdraw from any work area where they feel unsafe. Group LTIFR regressed to 5.52 per million hours worked in H1FY25 compared to 5.14 in H1FY24. The loss-of-life injury frequency rate was 0.02 per million hours worked in H1FY25 compared to 0.06 in H1FY24. Tragically, eight of our colleagues lost their lives in mine-related accidents in the financial year to date (H1FY25: 1 loss of life). We are devastated by these losses and pay our deepest respects and condolences to the families and loved ones of: • Mr. Amos Segage, rock drill operator at Moab Khotsong • Mr. Phakamani Gumbi, machine rock driller at Doornkop • Mr. Telang Nene, machine rock driller at Doornkop • Mr. Moloja Leteketa, rock drill operator at Joel • Mr. Morero Taeli, rock drill operator at Joel • Mr. Themba Maloka, stope team member at Joel • Mr. Mdungelwa Fundile, scraper winch operator at Mponeng • Mr. Andile Toko, mining team member at Mponeng. We have various healthcare initiatives in place aimed at ensuring our workforce is healthy and engaged. We are encouraged that the tuberculosis incident rate at Harmony is currently the best in the South African gold industry and ahead of national rates. In addition, the mental wellness of our employees and the prevention of work-related and lifestyle-related illnesses remain of critical importance. Environmental, Social and Governance (ESG) performance Our sustainable development framework promotes the creation of shared value for all stakeholders, ensuring we build a lasting positive legacy. We demonstrate true sustainability by delivering on our ambitions of being nature- positive while building an inclusive workplace and thriving communities. Harmony is committed to achieving our goal of being carbon net zero by 2045. Our medium-term targets have been verified by the Science Based Targets initiative (SBTi) and our first interim target is to reduce our carbon dioxide emissions by 20% by 2026. To help us achieve this target, we have an ambitious renewable energy programme in place. We have broken ground on phase 2A of our renewable energy programme and have commenced construction of a 100MW renewable solar photovoltaic plant at Moab Khotsong in the Vaal River region. Planning is underway for phase 2B which will deliver an additional 37MW in solar renewable energy through a power purchase agreement. We are planning to roll out approximately 200MW in short-term generating capacity through various power purchase agreements to align with our shorter-life assets. Water management is critical to our operations and our host communities. We are therefore pleased that the Company has achieved a score of ‘A-’/Leadership for water management strategy from the CDP for our best practice water management strategy in 2024. Harmony was also awarded first place in the Water Conservation category at the Eco-Logic Awards, held in October 2024. For more information, please download our FY24 ESG report and Climate Action and Impact report on our website at www.harmony.co.za OPERATIONAL AND FINANCIAL RESULTS Our gold and gold equivalents resources come from a diverse range of sources. This has de-risked the business, to ensure an overall positive contribution to our strategy of safe, profitable ounces and improving margins. Our operations are grouped into four business areas, and are discussed below. 1. South African underground operations: high-grade Our high-grade mines, Mponeng and Moab Khotsong, again performed exceptionally well, driven mainly by the continued improvement in underground recovered grades. We expect these high grades to continue for the remainder of this financial year. Production for H1FY25 increased by 12% to 8 985kg (288 875oz) compared to 8 045kg (258 652oz) in H1FY24. At Mponeng, performance was driven by higher grades and volumes. Underground recovered grades increased by 11% to 11.44g/t in H1FY25 from 10.34g/t while tonnes milled increased by 15% year on year. This resulted in a 27% increase in gold production to 5 732kg (184 288oz) from 4 499kg (144 646oz) in H1FY24. Mponeng continues to outperform its plan, resulting in operating free cash flows increasing by 94% to R3 761 million (US$210 million) from R1 940 million (US$104 million) in H1FY24. At Moab Khotsong, underground recovered grades increased by 7% to 8.56g/t from 8.00g/t in H1FY24. Tonnes milled decreased by 14% as we pre-emptively halted operations from a safety perspective. This was to allow for the removal of toxic gases coming from the top mine and heightened seismicity that impacted operations in the middle mine. Production therefore decreased by 8% to 3 253kg (104 587oz) from 3 546kg (114 006oz) in the comparative reporting period. We expect volumes to return to planned levels in the second half of this financial year. AISC for our high-grade operations increased by 6% to R798 045/kg (US$1 384/oz) in H1FY25 from R754 758/kg (US$1 256/oz) in H1FY24. Operating free cash flow from these two mines increased by 62% to R5 165 million (US$288 million) in H1FY25 from R3 181 million (US$170 million) in H1FY24. Operating free cash flow margins increased to 40% from 34% mainly due to the higher average gold price received. In H1FY25, R851 million (US$47 million) in major capital was deployed at the Mponeng and Moab Khotsong extension projects which are progressing as planned. We have guided for R2 billion (US$113 million) in major capital expenditure for FY25 at these two projects, which remains unchanged.

4 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued 2. South African underground operations: optimised Our South African optimised operations comprise Tshepong North, Tshepong South, Joel, Target 1, Masimong, Doornkop and Kusasalethu. These operations remain important to our growth strategy given their meaningful contribution to production and positive free cash flow generation, especially at current higher gold prices. The performance of these assets was in line with our plans. Operating free cash flows from these operations increased by 9% to R1 487 million (US$83 million) from R1 361 million (US$73 million) in H1FY24. This was mainly due to the higher gold price received. Operating free cash flow margins remain unchanged at 11%. Production in H1FY25 from these operations decreased by 12% year on year to 9 085kg (292 090oz) compared to 10 307kg (331 378oz) in H1FY24. Average underground recovered grades at these operations decreased to 4.67g/t in H1FY25 from 5.05g/t in the comparative reporting period. The AISC for these operations increased by 24% to R 1 274 057/kg (US$2 209/oz) in H1FY25 from R1 027 718/kg (US$1 711/oz) in H1FY24. A comprehensive optimisation project has been underway at Target 1 for the past four years. As previously communicated, this project is aimed at moving the infrastructure closer to the face thereby improving the volumes and lowering the costs of production. While this project is now complete, there have been a number of infrastructure challenges which have delayed ramp up. Comprehensive work is underway to eliminate these, along with any start-up challenges, to ensure that this mine begins performing as planned towards the beginning of the next financial year. 3. South African surface operations The South African surface source operations comprise Mine Waste Solutions (MWS), Phoenix, Central Plant Reclamation, Savuka tailings, the rock dumps and Kalgold. These operations generated operating free cash flows of R1 928 million (US$107 million) in H1FY25 compared to R802 million (US$43 million) in the comparative reporting period. Operating free cash flow margins increased to 34% from 17% in H1FY24. The streaming contract at MWS ended in October 2024 and this operation is now receiving market-related gold prices on 100% of its production. Production decreased by 6% to 4 256kg (136 834oz) from 4 526kg (145 514oz). This was mainly due to a reduction in volumes at MWS as necessary repair work was conducted to prevent any overflow at the old uranium tanks in stream 4 after the conversion into a gold stream. Work was completed in January 2025 and optimal volumes are now being processed. Recovered grades at our surface operations decreased by 5% to 0.20g/t from 0.21g/t in H1FY24. This was mainly due to lower recovered grades at MWS and Kalgold. South African surface operations' AISC for H1FY25 increased by 9% to R778 399/kg (US$1 350/oz) compared to R711 421/kg (US$1 184/oz) in H1FY24. Major capital of R481 million (US$27 million) was deployed at MWS for the Kareerand tailings extension project in this reporting period. This was a reduction of 39% year on year, mainly as a result of the completion of Phase 1 of the Kareerand extension in October 2024. Phase 2 will be completed towards the end of the 2025 calendar year by when the bulk of the project capital would have been deployed. 4. International Hidden Valley Hidden Valley continues to perform well, making a meaningful contribution towards group production and operating free cash flow generation. As planned, Hidden Valley's gold production in H1FY25 decreased by 17% to 2 490kg (80 055oz) compared to 3 011kg (96 805oz) in H1FY24. This was due to the planned lower recovered grades after mining through the high-grade Big Red lobe in the comparative reporting period. Recovered grade in H1FY25 decreased by 26% to 1.32g/t from 1.78g/t in H1FY24. AISC for H1FY25 increased by 29% to R831 260/kg (US$1 442/oz) from R646 287/kg (US$1 072/oz) due to the lower recovered grades. Hidden Valley delivered another excellent operational performance with production, recovered grades and AISC all coming in ahead of plan. As a result, operating free cash flows increased by 2% to R1 812 million (US$101 million) in H1FY25 compared to R1 769 million (US$95 million) in the H1FY24. Operating free cash flow margins remained steady at 50%. The Hidden Valley extension project is progressing well, with additional studies on mine life extension underway. Eva Copper Work to complete the Feasibility Study update for our 100%-owned Eva Copper Mine Project (Project) in North West Queensland, Australia, is progressing well. The Company has defined the preferred development option for the Project, which will employ conventional mining and processing techniques. Geotechnical, environmental and other construction and operational conditions have been validated, and site layout plans are finalised. Additional metallurgical tests are now complete, and the mine sequencing and process flowsheet simplified for sulphide ores and native copper. The process plant flowsheet has also been finalised. A Front End Engineering Design (FEED) contract for the process plant and non-process infrastructure has been awarded. Conclusion of the FEED contract will result in an Engineering, Procurement and Construction (EPC) contract award. A larger copper concentrator is proposed, with milling throughput expected to reach up to 18 million tonnes per annum. Once in operation, we expect to produce 55 000 to 60 000 tonnes of copper annually for a minimum of 15 years. The operation will be competitively placed within the global industry cost curve. Since acquisition, we have undertaken an extensive drilling programme of in excess of 120 000 metres which has materially grown the Mineral Resources, further underpinning our confidence in Eva as a long-term, sustainable source of copper. During the half-year, we completed 38 355 metres of drilling. Our current declared Mineral Resource for Eva Copper sits at 366 million tonnes (Mt) @ 0.4% copper (Cu) for 1 472 000 tonnes of copper and 196Mt @ 0.07g/t gold (Au) for 440 000 ounces of gold. A key element in the Project design is finalising the selection of the preferred long-term power solution. Grid power provided by the proposed CopperString 2032 transmission line project, connecting the North West Minerals Province in Queensland to the national electricity market, remains the preferred power solution. We are engaging with the Queensland Government in relation to the timing and cost of power to be delivered by the CopperString 2032 project. 5 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued During the period, early site works focussed on improving access roads, fencing and the establishment of an 80-person construction camp. As part of these activities, we entered into an alliance agreement for bulk earthworks, construction and contract mining. These activities fulfilled a number of obligations as they relate to the Queensland Government’s A$20.7 million conditional grant funding (announced 30 July 2024). Progressing to stage two of preliminary works will continue to derisk the Project’s construction and first production critical path. We continue to proactively engage with the Queensland Government on progressing amendments to the Project's granted Environmental Authority, in support of the revised project design. We expect the last proposed EA amendment to be submitted in the fourth quarter to align the Environmental Authority with the Feasibility Study, once finalised. Wafi-Golpu Negotiations continue between Harmony, our joint venture partner Newmont Corporation and the Papua New Guinea Government regarding the Special Mining Lease. Harmony remains committed to permitting this Tier 1 copper-gold asset. Cost management Total cash operating costs in Rand terms increased by 9% to R20 195 million (US$1 126 million) from R18 527 million (US$992 million) in H1FY24. This increase was in line with plan and mainly due to annual inflationary increases. The main drivers during the reporting period were: • Electricity costs for South Africa, which increased by 15% to R4 300 million (US$240 million) from R3 724 million (US$199 million), mainly due to annual tariff increases • South African labour costs which increased by 8% to R8 412 million (US$469 million) from R7 803 million (US$418 million) due to annual increases and incentives • Royalties for South African operations, which increased by 52% to R812 million (US$45 million) from R534 million (US$29 million) due to improved profitability at our operations. Taxation In addition to the abovementioned royalties, the current tax expense increased by 69% to R1 928 million (US$107 million) in H1FY25 from R1 140 million (US$61 million) in H1FY24. This is mainly attributable to higher mining taxes recognised for the majority of the group's operations as a result of the significant increase in the group's profitability. Profitability was driven by the higher recovered grades and the increase in the realised gold price received. Derivatives and hedging We continue to maintain our hedging strategy to lock in margins and protect the group against adverse commodity and currency market fluctuations, reducing our financial risk and supporting our capital and growth commitments. As at 31 December 2024, we had hedged 502 000 ounces (15 614kg) with rand gold forward contracts at an average forward price of R1 455 498/kg. Additionally, 248 000 ounces (7 714kg) were hedged using zero rand cost collars at an average floor and cap price of R1 585 876/kg and R1 802 759/kg, respectively. We recorded a net loss on derivatives of R124 million (US$7 million) in H1FY25 compared to a net gain of R353 million (US$19 million) in H1FY24. The loss was mainly due to the weakening of the rand against the US dollar. Revenue included a realised hedging loss of R1 502 million (US$84 million) in H1FY25 compared to R414 million (US$22 million) in H1FY24. This was however more than offset by increased revenue on the unhedged portion of production during the period. Refer to notes 2 and 9 in the financial statements for details on the derivative programme. FY25 GROUP PRODUCTION, COST AND GRADE GUIDANCE FY25 production guidance for the group remains unchanged at between 1 400 000 ounces and 1 500 000 ounces. FY25 AISC guidance also remains unchanged at between R1 020 00/kg and R1 100 000/kg. Underground grade guidance remains unchanged at above 5.80g/t. Despite the strong performance in the first half of the financial year, the third quarter is traditionally our slowest quarter due to the January start up. LOOKING AHEAD Safety comes first – always. While we have historically been a gold producer, we are on the cusp of introducing near-term copper which will further de-risk and diversify our production profile. Harmony continues to generate stellar cash flows, and our balance sheet is robust, flexible and in a significant net cash position. The gold price has continued to rally since the beginning of the 2025 calendar year, enhancing our strong financial position. We remain disciplined and responsible with our capital allocation, and we will not deviate from our risk-based approach to decision-making. Having a balanced approach to capital allocation will enable us to deliver on our growth aspirations and ensure we continue to create real long-term value for our shareholders and our stakeholders. This is mining with purpose. Further to the board changes announced on 17 January 2025, we have also strengthened the Group Executive team to support our expansion. Please see our website for more information on Harmony’s board and group executive members. We thank our board, shareholders and stakeholders for their ongoing support. Beyers Nel Chief executive officer 6 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 OPERATING RESULTS Six months ended 31 December 2024 Six months ended 31 December 2023 % Change Six months ended 30 June 2024 % change for six months ended June 2024 vs December 2024 Underground recovered grade g/t 6.40 6.29 2 5.93 8 Gold price received R/kg 1 405 020 1 141 424 23 1 271 360 11 US$/oz 2 437 1 900 28 2 113 15 Gold produced total kg 24 816 25 889 (4) 22 689 9 oz 797 854 832 349 (4) 729 466 9 SA high-grade underground kg 8 985 8 045 12 7 305 23 oz 288 875 258 652 12 234 860 23 SA optimised underground kg 9 085 10 307 (12) 8 754 4 oz 292 090 331 378 (12) 281 448 4 SA surface operations kg 4 256 4 526 (6) 4 540 (6) oz 136 834 145 514 (6) 145 963 (6) International (Hidden Valley) kg 2 490 3 011 (17) 2 090 19 oz 80 055 96 805 (17) 67 195 19 Group cash operating costs R/kg 813 791 715 617 (14) 807 937 (1) US$/oz 1 411 1 191 (18) 1 343 (5) Group all-in sustaining costs (AISC) R/kg 972 261 843 043 (15) 969 265 — US$/oz 1 686 1 403 (20) 1 611 (5) Group all-in cost (AIC) R/kg 1 043 918 903 619 (16) 1 044 854 — US$/oz 1 810 1 504 (20) 1 737 (4) Group operating free cash flow R million 10 392 7 112 46 5 631 85 US$ million 579 381 52 301 92 Average exchange rate R:US$ 17.94 18.68 (4) 18.71 (4) 7 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 FINANCIAL RESULTS Six months ended 31 December 2024 Six months ended 31 December 2023 % Change Basic earnings per share SA cents 1 265 956 32 US cents 71 51 39 Headline earnings R million 7 892 5 919 33 US$ million 440 317 39 Headline earnings per share SA cents 1 270 956 33 US cents 71 51 39 Please refer to our website for the full results presentation: https://www.harmony.co.za/investors/presentations-briefs/2024/ Certain information presented in these interim results FY25 constitutes pro forma financial information, which has been presented for illustrative purposes only, and has not been audited or reviewed or otherwise reported on by the Company’s external auditors. The responsibility for preparing and presenting the pro forma financial information is that of the directors of Harmony. Because of its nature, the pro forma financial information may not fairly present Harmony’s financial position, changes in equity, and results of operations or cash flows. FORWARD-LOOKING STATEMENTS This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. Competent Person’s statement The information in this booklet that relates to Mineral Resources or Ore Reserves has been extracted from our Reserves and Resources statement published on 30 June 2024. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release. Eva Copper – The information in this announcement that relates to Mineral Resources or Ore Reserves has been extracted from the Copper Mountain Mining Corporation Mineral Reserve and Resource Estimate (as at 1 August 2022).

8 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 PAGE 1 Message from the chief executive officer 7 Forward-looking statements 8 Shareholder information 9 Notice of interim gross cash ordinary dividend no 96 10 Operating results – six monthly (Rand/Metric) 12 Non-GAAP measures (Rand/Metric) 14 Operating results – six monthly (US$/Imperial) 16 Non-GAAP measures (US$/Imperial) 18 Independent auditor's review report 20 Condensed consolidated income statement (Rand) 21 Condensed consolidated statement of comprehensive income (Rand) 21 Condensed consolidated statement of changes in equity (Rand) 22 Condensed consolidated balance sheet (Rand) 23 Condensed consolidated cash flow statement (Rand) 24 Notes to the condensed consolidated financial statements 40 Segment report (Rand/Metric) 42 Condensed consolidated income statement (US$) 43 Condensed consolidated statement of comprehensive income (US$) 43 Condensed consolidated statement of changes in equity (US$) 44 Condensed consolidated balance sheet (US$) 45 Condensed consolidated cash flow statement (US$) 46 Segment report (US$/Imperial) 48 Development results – Metric and Imperial 50 Competent person's declaration 50 Directorate and administration CONTENTS ISSUED SHARES Issued ordinary share capital 31 December 2024 634 767 724 Issued ordinary share capital 30 June 2024 632 634 413 MARKET CAPITALISATION As at 31 December 2024 (ZARm) 95 647 As at 31 December 2024 (US$m) 5 069 As at 30 June 2024 (ZARm) 106 314 As at 30 June 2024 (US$m) 5 822 HARMONY ORDINARY SHARES AND ADR PRICES 12-month high (1 January 2024 – 31 December 2024) for ordinary shares (ZAR) 212.92 12-month low (1 January 2024 – 31 December 2024) for ordinary shares (ZAR) 104.57 12-month high (1 January 2024 – 31 December 2024) for ADRs (US$) 12.23 12-month low (1 January 2024 – 31 December 2024) for ADRs (US$) 5.47 Free float 100% American Depositary Receipt ("ADR") Ratio 1:1 SHAREHOLDER INFORMATION JSE LIMITED HAR Average daily volume for the year (1 January 2024 – 31 December 2024 2 390 470 Average daily volume for the previous year (1 January 2023 – 31 December 2023) 2 363 680 NEW YORK STOCK EXCHANGE HMY Average daily volume for the year (1 January 2024 – 31 December 2024 4 820 147 Average daily volume for the previous year (1 January 2023 – 31 December 2023) 4 071 947 INVESTORS' CALENDAR H1FY25 results presentation 4 March 2025 9 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTICE OF INTERIM GROSS CASH ORDINARY DIVIDEND NO 96 Our dividend declaration for the six months ended 31 December 2024 is as follows: Declaration of interim gross cash ordinary dividend no. 96 The Board has approved, and notice is hereby given, that a interim gross cash dividend of 227 SA cents (12.29686 US cents*) per ordinary share in respect of the six months ended 31 December 2024, has been declared payable to the registered shareholders of Harmony on Monday, 14 April 2025. In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed: • The dividend has been declared out of income reserves; • The local Dividend Withholding Tax rate is 20%; • The gross local dividend amount is 227.00000 SA cents (12.29686 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax; • The net local dividend amount is 181.60000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax; • Harmony currently has 634 767 724 ordinary shares in issue (which includes 12 584 263 treasury shares); and • Harmony’s income tax reference number is 9240/012/60/0. A dividend No. 96 of 227.00000 SA cents (12.29686 US cents*) per ordinary share, being the dividend for the six months ended 31 December 2024, has been declared payable on Monday, 14 April 2025 to those shareholders recorded in the share register of the company at the close of business on Friday, 11 April 2025. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 4 April 2025. Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder. Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 181.60000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares: (a) a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and (b) a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted. In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows: Last date to trade ordinary shares cum-dividend is Tuesday, 8 April 2025 Ordinary shares trade ex-dividend Wednesday, 9 April 2025 Record date Friday, 11 April 2025 Payment date Monday, 14 April 2025 No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 9 April 2025 and Friday, 11 April 2025 both dates inclusive, nor may any transfers between registers take place during this period. On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker. The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R18.46/US$1* the dividend payable on an ADR is equivalent to 12.29686 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. * Based on an exchange rate of R18.46/US$1 at 27 February 2025. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. 10 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 Six months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled t'000 Dec-24 380 501 354 223 388 219 231 297 232 2 825 Dec-23 443 435 384 248 433 208 236 286 246 2 919 Yield g/tonne Dec-24 8.56 11.44 4.48 6.02 3.97 4.57 3.45 6.47 3.86 6.40 Dec-23 8.00 10.34 4.72 7.27 4.36 4.60 3.96 6.81 3.92 6.29 Gold produced kg Dec-24 3 253 5 732 1 586 1 342 1 542 1 001 797 1 922 895 18 070 Dec-23 3 546 4 499 1 812 1 802 1 889 957 934 1 948 965 18 352 Gold sold kg Dec-24 3 271 5 889 1 603 1 356 1 577 1 015 794 1 973 906 18 384 Dec-23 3 594 4 566 1 771 1 762 1 952 935 934 1 977 944 18 435 Gold price received R/kg Dec-24 1 409 560 1 418 317 1 420 691 1 419 393 1 414 099 1 414 805 1 409 918 1 416 672 1 417 935 1 415 931 Dec-23 1 153 549 1 155 287 1 153 566 1 153 131 1 157 021 1 152 718 1 152 412 1 154 895 1 153 905 1 154 372 Gold revenue¹ R'000 Dec-24 4 610 670 8 352 466 2 277 367 1 924 697 2 230 034 1 436 027 1 119 475 2 795 093 1 284 649 26 030 478 Dec-23 4 145 855 5 275 040 2 042 965 2 031 817 2 258 505 1 077 791 1 076 353 2 283 228 1 089 286 21 280 840 Cash operating cost (net of by-product credits) R'000 Dec-24 2 543 470 3 557 565 1 579 662 1 458 301 1 568 658 976 092 1 297 962 2 001 558 1 015 745 15 999 013 Dec-23 2 297 087 2 926 663 1 466 842 1 325 546 1 581 746 867 251 1 179 701 1 818 960 944 421 14 408 217 Inventory movement R'000 Dec-24 17 292 110 765 3 695 11 609 (25 945) 4 777 (10 927) 57 528 6 764 175 558 Dec-23 49 865 59 950 (39 538) (38 296) 49 229 (19 619) (2 255) 21 298 (22 183) 58 451 Operating costs R'000 Dec-24 2 560 762 3 668 330 1 583 357 1 469 910 1 542 713 980 869 1 287 035 2 059 086 1 022 509 16 174 571 Dec-23 2 346 952 2 986 613 1 427 304 1 287 250 1 630 975 847 632 1 177 446 1 840 258 922 238 14 466 668 Production profit R'000 Dec-24 2 049 908 4 684 136 694 010 454 787 687 321 455 158 (167 560) 736 007 262 140 9 855 907 Dec-23 1 798 903 2 288 427 615 661 744 567 627 530 230 159 (101 093) 442 970 167 048 6 814 172 Capital expenditure R'000 Dec-24 662 738 1 034 058 314 068 268 342 414 014 133 932 271 247 240 622 40 458 3 379 479 Dec-23 608 144 408 110 257 381 254 105 343 976 109 303 214 373 115 538 19 789 2 330 719 Cash operating costs R/kg Dec-24 781 884 620 650 996 004 1 086 662 1 017 288 975 117 1 628 560 1 041 393 1 134 911 885 391 Dec-23 647 797 650 514 809 515 735 597 837 346 906 218 1 263 063 933 758 978 675 785 103 Cash operating costs R/tonne Dec-24 6 693 7 101 4 462 6 539 4 043 4 457 5 619 6 739 4 378 5 663 Dec-23 5 185 6 728 3 820 5 345 3 653 4 169 4 999 6 360 3 839 4 936 Cash operating cost and Capital R/kg Dec-24 985 616 801 051 1 194 029 1 286 619 1 285 780 1 108 915 1 968 895 1 166 587 1 180 115 1 072 412 Dec-23 819 298 741 225 951 558 876 610 1 019 440 1 020 433 1 492 585 993 069 999 181 912 104 All-in sustaining cost R/kg Dec-24 877 918 753 680 1 184 495 1 271 038 1 187 414 1 138 640 2 025 530 1 202 014 1 237 872 1 036 880 Dec-23 744 199 763 068 966 937 875 703 976 385 1 055 409 1 499 978 1 021 564 1 049 838 906 896 Operating free cash flow margin 2 % Dec-24 30% 45% 17% 10% 11% 23% (40)% 20% 18% 26% Dec-23 30% 37% 16% 22% 15% 9% (30)% 15% 11% 21% OPERATING RESULTS – SIX MONTHLY (RAND/METRIC) 11 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 OPERATING RESULTS – SIX MONTHLY (RAND/METRIC) continued Six months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central plant reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled/tailings processed t'000 Dec-24 11 363 3 196 2 018 1 900 1 996 762 21 235 24 060 1 885 25 945 Dec-23 11 422 3 028 1 993 2 000 1 964 787 21 194 24 113 1 695 25 808 Yield g/tonne Dec-24 0.145 0.156 0.156 0.163 0.407 0.87 0.20 0.93 1.32 0.96 Dec-23 0.167 0.146 0.159 0.151 0.403 0.98 0.21 0.95 1.78 1.00 Gold produced kg Dec-24 1 653 500 315 310 813 665 4 256 22 326 2 490 24 816 Dec-23 1 910 441 316 301 791 767 4 526 22 878 3 011 25 889 Gold sold kg Dec-24 1 644 501 314 292 816 662 4 229 22 613 2 554 25 167 Dec-23 1 840 435 312 296 778 746 4 407 22 842 3 028 25 870 Gold price received R/kg Dec-24 1 216 909 1 482 457 1 415 048 1 410 442 1 418 877 1 416 938 1 346 725 1 402 989 1 423 004 1 405 020 Dec-23 932 567 1 175 589 1 153 269 1 153 169 1 152 995 1 153 799 1 063 360 1 136 812 1 176 213 1 141 424 Gold revenue¹ R'000 Dec-24 2 086 996 742 711 444 325 411 849 1 157 804 938 013 5 781 698 31 812 176 3 634 351 35 446 527 Dec-23 1 892 598 511 381 359 820 341 338 897 030 860 734 4 862 901 26 143 741 3 561 573 29 705 314 Cash operating cost (net of by-product credits) R'000 Dec-24 1 076 115 295 958 187 633 198 033 724 461 594 767 3 076 967 19 075 980 1 119 047 20 195 027 Dec-23 1 029 762 269 892 180 466 181 366 674 095 527 450 2 863 031 17 271 248 1 255 355 18 526 603 Inventory movement R'000 Dec-24 (43 495) 73 (492) (11 606) 3 247 (6 710) (58 983) 116 575 98 512 215 087 Dec-23 (15 521) (3 976) (1 880) (2 808) (6 991) (10 077) (41 253) 17 198 21 591 38 789 Operating costs R'000 Dec-24 1 032 620 296 031 187 141 186 427 727 708 588 057 3 017 984 19 192 555 1 217 559 20 410 114 Dec-23 1 014 241 265 916 178 586 178 558 667 104 517 373 2 821 778 17 288 446 1 276 946 18 565 392 Production profit R'000 Dec-24 1 054 376 446 680 257 184 225 422 430 096 349 956 2 763 714 12 619 621 2 416 792 15 036 413 Dec-23 878 357 245 465 181 234 162 780 229 926 343 361 2 041 123 8 855 295 2 284 627 11 139 922 Capital expenditure R'000 Dec-24 522 527 51 064 6 094 15 278 81 63 963 659 007 4 038 486 686 414 4 724 900 Dec-23 840 951 3 554 27 437 6 730 2 921 146 511 1 028 104 3 358 823 466 805 3 825 628 Cash operating costs R/kg Dec-24 651 007 591 916 595 660 638 816 891 096 894 386 722 972 854 429 449 416 813 791 Dec-23 539 142 612 000 571 095 602 545 852 206 687 679 632 574 754 928 416 923 715 617 Cash operating costs R/tonne Dec-24 95 93 93 104 363 781 145 793 594 778 Dec-23 90 89 91 91 343 670 135 716 741 718 Cash operating cost and Capital R/kg Dec-24 967 116 694 044 615 006 688 100 891 196 990 571 877 813 1 035 316 725 085 1 004 188 Dec-23 979 431 620 059 657 921 624 904 855 899 878 698 859 729 901 743 571 956 863 387 All-in sustaining cost R/kg Dec-24 696 311 700 948 618 114 690 771 891 898 1 015 648 778 399 988 189 831 260 972 261 Dec-23 607 176 628 433 665 073 625 973 861 215 913 997 711 421 869 124 646 287 843 043 Operating free cash flow margin2 % Dec-24 20% 53% 56% 48% 37% 26% 34% 27% 50% 29% Dec-23 (9)% 47% 42% 45% 25% 22% 17% 21% 50% 24% ¹Includes a non-cash consideration to Franco-Nevada (Dec-24:R86.397m, Dec-23:R176.674m) under Mine Waste Solutions, excluded from the gold price calculation. 2Excludes run of mine costs for Kalgold (Dec-24:-R31.329m, Dec-23:R6.687m) and Hidden Valley (Dec-24:-R16.741m, Dec-23:-R70.715m).

NON-GAAP MEASURES (RAND/METRIC)

The information presented in this report contains non-GAAP measures. The company presents the following non-GAAP measures: All-in sustaining cost, all-in sustaining costs per kilogram, all-in cost, cash operating costs, operating free cash flow. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. Rounding differences may occur in the below reconciliations provided.

The calculations of these non-GAAP measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that these measures are useful indicators to investors and management as they provide an indication of profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the group and at other gold mining companies.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Six months ended		Year ended
Figures in million	31 December 2024 (Unaudited)	31 December 2023 (Unaudited)	30 June 2024 (Unaudited)
Cost of sales	**25 111**	22 793	47 233
Amortisation and depreciation	**(2 428)**	(2 381)	(4 642)
Rehabilitation expenditure	**(47)**	(53)	(3)
Care and maintenance costs of restructured shafts	**(194)**	(119)	(246)
Employment termination and restructuring costs	**(122)**	(55)	(86)
Share-based payments	**(285)**	(27)	(171)
Impairment of assets	**—**	—	(2 793)
Toll treatment costs	**(167)**	(225)	(420)
By-products credits	**(1 457)**	(1 370)	(2 533)
Stripping activities	**371**	269	892
Local economic development expenditure	**68**	74	165
Corporate, administration and other expenditure costs	**695**	592	1 140
Capital expenditure (OCD)	**1 409**	1 380	2 547
Capital expenditure (exploration, abnormal expenditure and shaft capital)	**1 247**	725	1 895
Other	**268**	207	496
Total all-in sustaining costs	**24 469**	21 810	43 474
Per kilogram calculation:			
Kilograms sold	**25 167**	25 870	48 222
Total all-in sustaining costs per kilogram	**972 261**	843 043	901 550

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

	Six months ended		Year ended
Figures in million	31 December 2024 (Unaudited)	31 December 2023 (Unaudited)	30 June 2024 (Unaudited)
Total all-in sustaining costs	**24 469**	21 810	43 474
Social expenditure (non-sustaining)	**15**	21	47
Exploration (non-sustaining)	**91**	94	216
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	**1 697**	1 452	2 994
Total all-in costs	**26 272**	23 377	46 731
Per kilogram calculation:			
Kilograms sold	**25 167**	25 870	48 222
Total all-in costs per kilogram	**1 043 918**	903 619	969 085

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Six months ended		Year ended
Figures in million	31 December 2024 (Unaudited)	31 December 2023 (Unaudited)	30 June 2024 (Unaudited)
Cost of sales	**25 111**	22 793	47 233
Amortisation and depreciation	**(2 428)**	(2 381)	(4 642)
Rehabilitation expenditure	**(47)**	(53)	(3)
Care and maintenance costs of restructured shafts	**(194)**	(119)	(246)
Employment termination and restructuring costs	**(122)**	(55)	(86)
Share-based payments	**(285)**	(27)	(171)
Impairment of assets	**—**	—	(2 793)
By-products credits	**(1 457)**	(1 370)	(2 533)
Gold and uranium inventory movement	**(215)**	(39)	468
Other	**(168)**	(222)	(369)
Total cash operating costs	**20 195**	18 527	36 858
Per kilogram calculation:			
Kilogram produced	**24 816**	25 889	48 578
Total cash operating costs per kilogram	**813 791**	715 617	758 736

12 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

NON-GAAP MEASURES (RAND/METRIC) continued

The following is a reconciliation of total operating free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, cash generated by operations:

	Six months ended		Year ended
Figures in million	31 December 2024 (Unaudited)	31 December 2023 (Unaudited)	30 June 2024 (Unaudited)
Cash generated by operations	**11 640**	8 264	18 175
Total capital expenditure	**(4 725)**	(3 826)	(8 327)
Toll treatment services	**(238)**	(340)	(576)
Toll treatment costs	**167**	225	420
Other cost of sales items	**649**	251	455
Cash utilised/(generated) from derivatives	**(143)**	8	(5)
Cash utilised for silicosis settlement provision	**11**	143	153
Cash utilised for corporate, administration and other expenditure	**810**	659	1 215
Cash utilised for retirement benefit obligation settlement	**350**	—	—
Social investment expenditure	**71**	79	185
Exploration expenditure	**530**	573	1 047
Movement in net working capital	**1 448**	1 189	(24)
Other	**(178)**	(113)	25
Total operating free cash flows	**10 392**	7 112	12 743

13 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

			SOUTH AFRICA									
			UNDERGROUND PRODUCTION									
		Six months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled	t'000	**Dec-24**	**419**	**553**	**391**	**246**	**428**	**242**	**255**	**327**	**256**	**3 117**
		Dec-23	488	480	423	273	478	229	261	316	272	3 220
Yield	oz/ton	**Dec-24**	**0.250**	**0.333**	**0.130**	**0.175**	**0.116**	**0.133**	**0.100**	**0.189**	**0.112**	**0.186**
		Dec-23	0.234	0.301	0.138	0.212	0.127	0.134	0.115	0.198	0.114	0.183
Gold produced	oz	**Dec-24**	**104 587**	**184 288**	**50 991**	**43 146**	**49 577**	**32 183**	**25 624**	**61 794**	**28 775**	**580 965**
		Dec-23	114 006	144 646	58 257	57 935	60 732	30 769	30 029	62 630	31 026	590 030
Gold sold	oz	**Dec-24**	**105 165**	**189 336**	**51 537**	**43 597**	**50 702**	**32 633**	**25 527**	**63 433**	**29 128**	**591 058**
		Dec-23	115 550	146 800	56 939	56 649	62 758	30 061	30 029	63 561	30 350	592 697
Gold price received	$/oz	**Dec-24**	**2 444**	**2 460**	**2 464**	**2 461**	**2 452**	**2 453**	**2 445**	**2 457**	**2 459**	**2 455**
		Dec-23	1 920	1 923	1 920	1 920	1 926	1 919	1 918	1 923	1 921	1 922
Gold revenue[1]	$'000	**Dec-24**	**257 067**	**465 689**	**126 974**	**107 311**	**124 335**	**80 065**	**62 416**	**155 840**	**71 625**	**1 451 322**
		Dec-23	221 896	282 332	109 344	108 748	120 880	57 686	57 609	122 204	58 301	1 139 000
Cash operating cost (net of by-product credits)	$'000	**Dec-24**	**141 810**	**198 351**	**88 074**	**81 307**	**87 460**	**54 421**	**72 367**	**111 597**	**56 633**	**892 020**
		Dec-23	122 945	156 642	78 509	70 947	84 659	46 418	63 140	97 355	50 548	771 163
Inventory movement	$'000	**Dec-24**	**964**	**6 176**	**206**	**647**	**(1 447)**	**266**	**(609)**	**3 207**	**377**	**9 787**
		Dec-23	2 669	3 209	(2 116)	(2 050)	2 635	(1 050)	(121)	1 140	(1 187)	3 129
Operating costs	$'000	**Dec-24**	**142 774**	**204 527**	**88 280**	**81 954**	**86 013**	**54 687**	**71 758**	**114 804**	**57 010**	**901 807**
		Dec-23	125 614	159 851	76 393	68 897	87 294	45 368	63 019	98 495	49 361	774 292
Production profit	$'000	**Dec-24**	**114 293**	**261 162**	**38 694**	**25 357**	**38 322**	**25 378**	**(9 342)**	**41 036**	**14 615**	**549 515**
		Dec-23	96 282	122 481	32 951	39 851	33 586	12 318	(5 410)	23 709	8 940	364 708
Capital expenditure	$'000	**Dec-24**	**36 951**	**57 653**	**17 510**	**14 961**	**23 083**	**7 467**	**15 124**	**13 415**	**2 256**	**188 420**
		Dec-23	32 550	21 843	13 775	13 600	18 411	5 850	11 473	6 184	1 059	124 745
Cash operating costs	$/oz	**Dec-24**	**1 356**	**1 076**	**1 727**	**1 884**	**1 764**	**1 691**	**2 824**	**1 806**	**1 968**	**1 535**
		Dec-23	1 078	1 083	1 348	1 225	1 394	1 509	2 103	1 554	1 629	1 307
Cash operating costs	$/t	**Dec-24**	**338**	**359**	**225**	**331**	**204**	**225**	**284**	**341**	**221**	**286**
		Dec-23	252	326	186	260	177	203	242	308	186	239
Cash operating cost and Capital	$/oz	**Dec-24**	**1 709**	**1 389**	**2 071**	**2 231**	**2 230**	**1 923**	**3 414**	**2 023**	**2 047**	**1 860**
		Dec-23	1 364	1 234	1 584	1 459	1 697	1 699	2 485	1 653	1 663	1 518
All-in sustaining cost	$/oz	**Dec-24**	**1 522**	**1 307**	**2 054**	**2 204**	**2 059**	**1 975**	**3 513**	**2 084**	**2 147**	**1 798**
		Dec-23	1 239	1 270	1 610	1 458	1 625	1 757	2 497	1 701	1 748	1 510
Operating free cash flow margin[2]	%	**Dec-24**	**30%**	**45%**	**17%**	**10%**	**11%**	**23%**	**(40)%**	**20%**	**18%**	**26%**
		Dec-23	30%	37%	16%	22%	15%	9%	(30)%	15%	11%	21%

14 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL) continued

			SOUTH AFRICA									
			SURFACE PRODUCTION									
		Six months ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps[3]	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled/tailings processed	t'000	**Dec-24**	**12 531**	**3 525**	**2 225**	**2 095**	**2 201**	**840**	**23 417**	**26 534**	**2 079**	**28 613**
		Dec-23	12 595	3 339	2 198	2 205	2 166	868	23 371	26 591	1 869	28 460
Yield	oz/ton	**Dec-24**	**0.004**	**0.005**	**0.005**	**0.005**	**0.012**	**0.025**	**0.006**	**0.027**	**0.039**	**0.028**
		Dec-23	0.005	0.004	0.005	0.004	0.012	0.028	0.006	0.028	0.052	0.029
Gold produced	oz	**Dec-24**	**53 145**	**16 076**	**10 128**	**9 967**	**26 138**	**21 380**	**136 834**	**717 799**	**80 055**	**797 854**
		Dec-23	61 407	14 178	10 160	9 677	25 432	24 660	145 514	735 544	96 805	832 349
Gold sold	oz	**Dec-24**	**52 856**	**16 107**	**10 095**	**9 388**	**26 235**	**21 284**	**135 965**	**727 023**	**82 113**	**809 136**
		Dec-23	59 158	13 985	10 031	9 516	25 013	23 984	141 687	734 384	97 352	831 736
Gold price received	$/oz	**Dec-24**	**2 110**	**2 571**	**2 454**	**2 446**	**2 461**	**2 457**	**2 335**	**2 433**	**2 468**	**2 437**
		Dec-23	1 552	1 957	1 920	1 920	1 919	1 921	1 770	1 892	1 958	1 900
Gold revenue[1]	$'000	**Dec-24**	**116 360**	**41 410**	**24 773**	**22 963**	**64 553**	**52 299**	**322 358**	**1 773 680**	**202 632**	**1 976 312**
		Dec-23	101 296	27 370	19 258	18 269	48 011	46 068	260 272	1 399 272	190 624	1 589 896
Cash operating cost (net of by-product credits)	$'000	**Dec-24**	**59 999**	**16 501**	**10 461**	**11 042**	**40 392**	**33 161**	**171 556**	**1 063 576**	**62 392**	**1 125 968**
		Dec-23	55 115	14 445	9 659	9 707	36 079	28 230	153 235	924 398	67 189	991 587
Inventory movement	$'000	**Dec-24**	**(2 425)**	**4**	**(27)**	**(647)**	**181**	**(374)**	**(3 288)**	**6 499**	**5 493**	**11 992**
		Dec-23	(831)	(213)	(101)	(150)	(374)	(539)	(2 208)	921	1 156	2 077
Operating costs	$'000	**Dec-24**	**57 574**	**16 505**	**10 434**	**10 395**	**40 573**	**32 787**	**168 268**	**1 070 075**	**67 885**	**1 137 960**
		Dec-23	54 284	14 232	9 558	9 557	35 705	27 691	151 027	925 319	68 345	993 664
Production profit	$'000	**Dec-24**	**58 786**	**24 905**	**14 339**	**12 568**	**23 980**	**19 512**	**154 090**	**703 605**	**134 747**	**838 352**
		Dec-23	47 012	13 138	9 700	8 712	12 306	18 377	109 245	473 953	122 279	596 232
Capital expenditure	$'000	**Dec-24**	**29 134**	**2 847**	**340**	**852**	**5**	**3 566**	**36 744**	**225 164**	**38 272**	**263 436**
		Dec-23	45 010	191	1 469	361	156	7 842	55 029	179 774	24 984	204 758
Cash operating costs	$/oz	**Dec-24**	**1 129**	**1 026**	**1 033**	**1 108**	**1 545**	**1 551**	**1 254**	**1 482**	**779**	**1 411**
		Dec-23	898	1 019	951	1 003	1 419	1 145	1 053	1 257	694	1 191
Cash operating costs	$/t	**Dec-24**	**5**	**5**	**5**	**5**	**18**	**39**	**7**	**40**	**30**	**39**
		Dec-23	4	4	4	4	17	33	7	35	36	35
Cash operating cost and Capital	$/oz	**Dec-24**	**1 677**	**1 204**	**1 066**	**1 193**	**1 546**	**1 718**	**1 522**	**1 795**	**1 257**	**1 741**
		Dec-23	1 631	1 032	1 095	1 040	1 425	1 463	1 431	1 501	952	1 437
All-in sustaining cost	$/oz	**Dec-24**	**1 208**	**1 216**	**1 072**	**1 198**	**1 547**	**1 761**	**1 350**	**1 714**	**1 442**	**1 686**
		Dec-23	1 011	1 046	1 107	1 042	1 434	1 522	1 184	1 447	1 072	1 403
Operating free cash flow margin[2]	%	**Dec-24**	**20%**	**53%**	**56%**	**48%**	**37%**	**26%**	**34%**	**27%**	**50%**	**29%**
		Dec-23	(9)%	47%	42%	45%	25%	22%	17%	21%	50%	24%

[1]Includes a non-cash consideration to Franco-Nevada (Dec-24:US$4.817m, Dec-23:US$9.456m), under Mine Waste Solutions excluded from the gold price calculation.

[2]Excludes run of mine costs for Kalgold (Dec-24:-US$1.747m, Dec-23:US$0.358m) and Hidden Valley (Dec-24:-US$0.933m, Dec-23:-US$3.785m).

[3]Comparative disclosures for the Dumps have been adjusted to account for the change in toll treatment arrangements subsequent to December 2022.

15 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

NON-GAAP MEASURES (US$/IMPERIAL)

For details of the financial information provided in US$, please refer to pages 42 to 47.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Six months ended		Year ended
Figures in million	**31 December 2024 (Unaudited)**	**31 December 2023 (Unaudited)**	**30 June 2024 (Unaudited)**
Cost of sales	**1 399**	1 219	2 530
Amortisation and depreciation	**(135)**	(127)	(248)
Rehabilitation expenditure	**(3)**	(3)	—
Care and maintenance costs of restructured shafts	**(11)**	(6)	(13)
Employment termination and restructuring costs	**(7)**	(3)	(5)
Share-based payments	**(16)**	(1)	(9)
Impairment of assets	**—**	—	(154)
Toll treatment costs	**(9)**	(12)	(22)
By-products credits	**(81)**	(73)	(135)
Stripping activities	**21**	14	48
Local economic development expenditure	**4**	4	9
Corporate, administration and other expenditure costs	**39**	32	61
Capital expenditure (OCD)	**79**	74	136
Capital expenditure (exploration, abnormal expenditure and shaft capital)	**70**	39	101
Other	**14**	10	26
Total all-in sustaining costs	**1 364**	1 167	2 325
Per ounce calculation:			
Ounces sold	**809 136**	831 736	1 550 373
Total all-in sustaining costs per ounce	**1 686**	1 403	1 500

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

	Six months ended		Year ended
Figures in million	**31 December 2024 (Unaudited)**	**31 December 2023 (Unaudited)**	**30 June 2024 (Unaudited)**
Total all-in sustaining costs	**1 364**	1 167	2 325
Social expenditure (non-sustaining)	**1**	1	3
Exploration (non-sustaining)	**5**	5	12
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	**95**	78	160
Total all-in costs	**1 465**	1 251	2 500
Per ounce calculation:			
Ounces sold	**809 136**	831 736	1 550 373
Total all-in costs per ounce	**1 810**	1 504	1 612

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Six months ended		Year ended
Figures in million	**31 December 2024 (Unaudited)**	**31 December 2023 (Unaudited)**	**30 June 2024 (Unaudited)**
Cost of sales	**1 399**	1 219	2 530
Amortisation and depreciation	**(135)**	(127)	(248)
Rehabilitation expenditure	**(3)**	(3)	—
Care and maintenance costs of restructured shafts	**(11)**	(6)	(13)
Employment termination and restructuring costs	**(7)**	(3)	(5)
Share-based payments	**(16)**	(1)	(9)
Impairment of assets	**—**	—	(154)
By-products credits	**(81)**	(73)	(135)
Gold and uranium inventory movement	**(12)**	(2)	25
Other	**(8)**	(12)	(20)
Total cash operating costs	**1 126**	992	1 971
Per ounce calculation:			
Ounces produced	**797 854**	832 349	1 561 815
Total cash operating costs per ounce	**1 411**	1 191	1 262

16 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

NON-GAAP MEASURES (US$/IMPERIAL) continued

The following is a reconciliation of total operating free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, cash generated by operations:

	Six months ended		Year ended
Figures in million	**31 December 2024 (Unaudited)**	**31 December 2023 (Unaudited)**	**30 June 2024 (Unaudited)**
Cash generated by operations	**649**	442	972
Total capital expenditure	**(263)**	(205)	(445)
Toll treatment services	**(13)**	(18)	(31)
Toll treatment costs	**9**	12	22
Other cost of sales items	**36**	13	24
Cash generated from derivatives	**(8)**	—	—
Cash utilised for silicosis settlement provision	**1**	8	8
Cash utilised for corporate, administration and other expenditure	**45**	35	65
Cash utilised for retirement benefit obligation settlement	**20**	—	—
Social investment expenditure	**4**	4	10
Exploration expenditure	**30**	31	56
Movement in net working capital	**81**	64	(1)
Other	**(10)**	(5)	1
Total operating free cash flows	**579**	381	681

17 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

Shape the future with confidence

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146

Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Docex 123 Randburg
ey.com

INDEPENDENT AUDITOR'S REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2024

TO THE SHAREHOLDERS OF HARMONY GOLD MINING COMPANY LIMITED

We have reviewed the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited (the Company) in the accompanying interim results report as at 31 December 2024 on pages 20 to 41, which comprise the condensed consolidated income statement and condensed consolidated statement of comprehensive income and the condensed consolidated statement of changes in equity for the six month period ending 31 December 2024, the condensed consolidated balance sheet and the condensed consolidated cash flow statement as at 31 December 2024, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Interim Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standard (IAS) 34, *Interim Financial Reporting*, the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements. We conducted our review in accordance with the International Standard on Review Engagements (ISRE) 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of condensed consolidated interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical and other review procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated interim financial statements.

A member firm of Ernst & Young Global Limited.
A full list of Directors is available at http://www.ey.com/za/en/home/contact-us_sa-directors
Chief Executive: Ajen Sita

18 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

Shape the future
with confidence

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146

Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Docex 123 Randburg
ey.com

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited, in the accompanying interim results report for the six months ended 31 December 2024 are not prepared, in all material respects, in accordance with the International Financial Reporting Standards, (IAS) 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Ernst & Young Incorporated
Director – Fatima Norkie
Registered Auditor
Chartered Accountant (SA)

3 March 2025

A member firm of Ernst & Young Global Limited.
A full list of Directors is available at http://www.ey.com/za/en/home/contact-us_sa-directors
Chief Executive: Ajen Sita

19 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

Figures in million	Notes	Six months ended 31 December 2024 (Reviewed)	Six months ended 31 December 2023 (Reviewed)	Year ended 30 June 2024 (Audited)
Revenue	2	**37 141**	31 415	61 379
Cost of sales	3	**(25 111)**	(22 793)	(47 233)
Production costs		**(21 867)**	(19 936)	(38 923)
Amortisation and depreciation		**(2 428)**	(2 381)	(4 642)
Impairment of assets		**—**	—	(2 793)
Other items		**(816)**	(476)	(875)
Gross profit		**12 030**	8 622	14 146
Corporate, administration and other expenditure		**(866)**	(697)	(1 294)
Exploration expenditure		**(530)**	(573)	(1 047)
Gains/(losses) on derivatives	4	**(124)**	353	453
Foreign exchange translation gain/(loss)		**(109)**	163	97
Other operating expenses		**(398)**	(299)	(679)
Operating profit		**10 003**	7 569	11 676
Share of profits from associates		**50**	36	81
Impairment of investments in associate		**(23)**	—	—
Investment income	4	**642**	354	809
Finance costs		**(323)**	(443)	(796)
Profit before taxation		**10 349**	7 516	11 770
Taxation	5	**(2 420)**	(1 556)	(3 082)
Current taxation		**(1 928)**	(1 140)	(2 416)
Deferred taxation		**(492)**	(416)	(666)
Net profit for the period		**7 929**	5 960	8 688
Attributable to:				
Non-controlling interest		**72**	40	101
Owners of the parent		**7 857**	5 920	8 587
Earnings per ordinary share (cents)	6			
Basic earnings		**1 265**	956	1 386
Diluted earnings		**1 257**	953	1 364

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated interim financial statements (condensed consolidated financial statements) for the six months ended 31 December 2024 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 3 March 2025. These condensed consolidated financial statements have been reviewed by the group's external auditors, Ernst & Young Inc.

20 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

Figures in million	Notes	Six months ended 31 December 2024 (Reviewed)	Six months ended 31 December 2023 (Reviewed)	Year ended 30 June 2024 (Audited)
Net profit for the period		**7 929**	5 960	8 688
Other comprehensive income for the period, net of income tax		**(2 562)**	(439)	(1 420)
Items that may be reclassified subsequently to profit or loss:		**(2 582)**	(436)	(1 442)
Foreign exchange translation loss		**(232)**	(664)	(943)
Remeasurement of gold hedging contracts		**(2 350)**	228	(499)
Items that will not be reclassified to profit or loss		**20**	(3)	22
Total comprehensive income for the period		**5 367**	5 521	7 268
Attributable to:				
Non-controlling interest		**72**	40	101
Owners of the parent		**5 295**	5 481	7 167

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (REVIEWED)

Figures in million	Share capital and premium	Retained earnings/ (Accumulated loss)	Other reserves	Non-controlling interest	Total
Balance – 1 July 2024	**32 934**	**2 238**	**5 602**	**175**	**40 949**
Share-based payments[1]	**—**	**—**	**354**	**—**	**354**
Net profit for the period	**—**	**7 857**	**—**	**72**	**7 929**
Other comprehensive income for the period	**—**	**—**	**(2 562)**	**—**	**(2 562)**
Dividends paid[2]	**—**	**(597)**	**—**	**(29)**	**(626)**
Balance – 31 December 2024	**32 934**	**9 498**	**3 394**	**218**	**46 044**
Balance – 1 July 2023	32 934	(4 955)	6 778	123	34 880
Share-based payments	—	—	60	—	60
Net profit for the period	—	5 920	—	40	5 960
Other comprehensive income for the period	—	—	(439)	—	(439)
Dividends paid	—	(465)	—	(21)	(486)
Balance – 31 December 2023	32 934	500	6 399	142	39 975

[1] *Majority of the share-based payments relate to the ESOP scheme which became effective during the second half of the 2024 financial year.*
[2] *On 14 October 2024, Harmony paid an ordinary dividend of 94 cents per share.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

21 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

Figures in million	Notes	At 31 December 2024 (Reviewed)	30 June 2024 (Audited)	31 December 2023 (Reviewed)
ASSETS				
Non-current assets				
Property, plant and equipment	7	**44 003**	41 348	42 506
Intangible assets		**12**	19	26
Restricted cash and investments	8	**6 976**	6 494	6 206
Investments in associates		**140**	165	120
Deferred tax assets		**165**	140	126
Other non-current assets		**323**	344	311
Derivative financial assets	9	**159**	453	273
Total non-current assets		**51 778**	48 963	49 568
Current assets				
Inventories		**3 521**	3 603	3 213
Restricted cash and investments	8	**43**	39	41
Trade and other receivables	10	**3 903**	2 604	3 287
Derivative financial assets	9	**255**	558	241
Cash and cash equivalents		**9 396**	4 693	3 436
Total current assets		**17 118**	11 497	10 218
Total assets		**68 896**	60 460	59 786
EQUITY AND LIABILITIES				
Share capital and reserves				
Attributable to equity holders of the parent company		**45 826**	40 774	39 833
Share capital and premium		**32 934**	32 934	32 934
Other reserves		**3 394**	5 602	6 399
Retained earnings		**9 498**	2 238	500
Non-controlling interest		**218**	175	142
Total equity		**46 044**	40 949	39 975
Non-current liabilities				
Deferred tax liabilities		**3 169**	2 951	2 775
Provision for environmental rehabilitation	11	**5 645**	5 155	5 600
Other provisions	12	**246**	526	605
Borrowings	13	**2 027**	1 785	3 348
Contingent consideration liabilities	12	**929**	850	729
Other non-current liabilities		**306**	276	291
Derivative financial liabilities	9	**1 222**	609	137
Total non-current liabilities		**13 544**	12 152	13 485
Current liabilities				
Other provisions	12	**10**	19	24
Borrowings	13	**86**	9	14
Trade and other payables		**5 692**	5 629	5 161
Contingent consideration liabilities	12	**338**	115	108
Derivative financial liabilities	9	**3 182**	1 502	794
Streaming contract liability	2	**—**	85	225
Total current liabilities		**9 308**	7 359	6 326
Total equity and liabilities		**68 896**	60 460	59 786

The accompanying notes are an integral part of these condensed consolidated financial statements.

22 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)

		Six months ended		Year ended
Figures in million	**Notes**	**31 December 2024 (Reviewed)**	**31 December 2023 (Reviewed)**	**30 June 2024 (Audited)**
CASH FLOW FROM OPERATING ACTIVITIES				
Cash generated by operations	14	**11 640**	8 264	18 175
Dividends received		**52**	27	27
Interest received		**354**	148	343
Interest paid		**(134)**	(330)	(507)
Income and mining taxes paid		**(1 727)**	(1 114)	(2 388)
Cash generated from operating activities		**10 185**	6 995	15 650
CASH FLOW FROM INVESTING ACTIVITIES				
Increase in restricted cash and investments		**(185)**	(12)	(21)
Amounts refunded from restricted cash and investments		**—**	120	120
Payment of Mponeng contingent consideration liability		**—**	—	(108)
ARM BBEE Trust loan repayment		**18**	30	42
Proceeds from disposal of property, plant and equipment		**3**	2	4
Additions to property, plant and equipment	14	**(4 806)**	(3 868)	(8 398)
Cash utilised by investing activities		**(4 970)**	(3 728)	(8 361)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings raised	13	**226**	300	300
Borrowings repaid	13	**—**	(2 427)	(4 047)
Lease payments		**(152)**	(131)	(246)
Partial repurchase of non-controlling interest		**—**	—	(5)
Dividends paid		**(626)**	(486)	(1 437)
Cash utilised by financing activities		**(552)**	(2 744)	(5 435)
Foreign currency translation adjustments		**40**	46	(28)
Net increase in cash and cash equivalents		**4 703**	569	1 826
Cash and cash equivalents – beginning of period		**4 693**	2 867	2 867
Cash and cash equivalents – end of period		**9 396**	3 436	4 693

The accompanying notes are an integral part of these condensed consolidated financial statements.

23 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

24 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 1. ACCOUNTING POLICIES Basis of accounting The condensed consolidated financial statements for the interim reporting period ended 31 December 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa. The JSE Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS accounting standards) as issued by the International Accounting Standards Board (IASB), the information required by Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial statements for the year ended 30 June 2024. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position. The condensed consolidated financial statements have been prepared to the nearest million and rounding may cause differences. The condensed consolidated financial statements have been prepared on a going concern basis. 2. REVENUE Six months ended Year ended Figures in million 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) Commodities Gold1 36 862 29 942 59 212 Silver2 1 008 935 1 667 Uranium3 449 435 866 38 319 31 312 61 745 Toll treatment services4 238 340 576 Revenue from contracts with customers 38 557 31 652 62 321 Consideration from streaming contract5 86 177 323 Hedging loss6 (1 502) (414) (1 265) Total revenue7 37 141 31 415 61 379 1 Revenue from gold increased mainly due to the average spot gold price received, which increased by 26.6% to R1 464 697/kg from R1 157 394/kg in December 2023. This was partially offset by a 2.7% decrease in gold sold from 25 870kg to 25 167kg in December 2024. 2 Silver is mainly derived from the Hidden Valley mine in Papua New Guinea. 3 Uranium is derived from the Moab Khotsong operation. 4 Relates to services rendered for the treatment of third-party gold-bearing material at the Doornkop and Moab Khotsong operations. The decrease in the toll treatment revenue is due to contracts ending in December 2023 and April 2024. 5 Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. On 23 October 2024, Harmony fulfilled all its obligations stemming from the streaming agreement with Franco Nevada. From that date onwards, all gold revenue generated by the Mine Waste Solutions operation was based on quoted market prices. 6 Relates to the realised effective portion of the hedge-accounted gold derivatives. The average gold market spot price during December 2024 was R1 480 736/kg (December 2023: R1 172 163/kg) compared to the average forward price of matured contracts of R1 253 218/kg (December 2023: R1 092 220/kg). Refer to note 9 for further information. 7 A geographical analysis of revenue is provided in the segment report. 25 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 3. COST OF SALES Six months ended Year ended Figures in million 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) Production costs – excluding royalty1 20 961 19 313 37 646 Royalty expense2 906 623 1 277 Amortisation and depreciation 2 428 2 381 4 642 Rehabilitation expenditure 47 53 3 Care and maintenance cost of restructured shafts 194 119 246 Employment termination and restructuring costs 122 55 86 Share-based payments3 285 27 171 Impairment — — 2 793 Toll treatment costs 167 225 420 Other 1 (3) (51) Total cost of sales 25 111 22 793 47 233 1 Production costs increased during the December 2024 period, mainly due to inflation increases on consumables and above inflationary increases on labour and electricity tariffs. 2 The royalty tax increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied. 3 The increase was as a result of the Katleho ya Moruo Employee Share Ownership Plan for non-managerial employees in South Africa, which was costed from April 2024 onwards, and the share options granted in September 2024 under the Management Deferred Share Plan. 4. OTHER INCOME STATEMENT ITEMS Gains/(losses) on derivatives Gains in 2023 were predominantly caused by the Rand strengthening against US dollar whereas the losses in 2024 were mainly due to the weakening of the Rand against the US dollar. Refer to note 9 for further details. Investment income The increase in investment income is mainly as a result of interest on higher favourable cash balances and restricted investments. 5. TAXATION Current taxation The increased current tax expense is mainly attributable to mining taxes recognised for majority of the group's operations. The increased gold price realised resulted in a significant increase in the profitability of the group's operations for the six months ended 31 December 2024. The following legal entities contributed significantly to the current tax expense: Six months ended Year ended Figures in million 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) Harmony Gold Mining Company Limited (Harmony Company) 205 96 241 Golden Core Trade and Invest (Proprietary) Limited (Mponeng) 952 463 1 129 Freegold (Harmony) (Proprietary) Limited (Freegold) 155 209 235 Harmony Moab Khotsong Operations (Proprietary) Limited (Moab) 302 302 539 26 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 6. EARNINGS PER ORDINARY SHARE Six months ended Year ended 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) Weighted average number of shares (million) 621 619 619 Weighted average number of diluted shares (million) 625 621 630 Total earnings per share (cents): Basic earnings 1 265 956 1 386 Diluted earnings 1 257 953 1 364 Headline earnings 1 270 956 1 852 Diluted headline earnings 1 263 953 1 822 Reconciliation of headline earnings: Six months ended Year ended Figures in million 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) Net profit for the period attributable to owners of the parent 7 857 5 920 8 587 Adjusted for: Impairment of assets — — 2 793 (Profit)/loss on sale of property, plant and equipment (8) (2) 13 Taxation effect on profit/(loss) on sale of property, plant and equipment 1 1 (3) Loss on scrapping of property, plant and equipment 28 — 97 Taxation effect on loss on scrapping of property, plant and equipment (9) — (13) Impairment of investment in associate 23 — — Headline earnings 7 892 5 919 11 474 7. PROPERTY, PLANT AND EQUIPMENT Additions to property, plant and equipment Refer to note 14 for capital expenditure and additions resulting from stripping activities during the six months ended 31 December 2024. Change in estimate of environmental rehabilitation A contributor to the movement in property, plant and equipment is the adjustment related to the change in estimate for the provision for environmental rehabilitation. Refer to note 11 for further information. Foreign exchange impact The foreign exchange translation movement on property, plant and equipment from the consolidation of the group's foreign operations resulted in a decrease of R249 million for the six-month period ended 31 December 2024. Depreciation of property, plant and equipment Depreciation recognised on property, plant and equipment amounted to R2 421 million for the six-month period ended 31 December 2024. Refer to note 3 for detail. Impairment of property, plant and equipment At 31 December 2024, management performed an assessment for potential indicators of impairment of assets as well as potential indications for reversal of previously recorded impairment losses in terms of IAS 36 Impairment of Assets. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the six months since the last impairment assessment was performed. The Target 1, Kusasalethu and Tshepong South CGUs experienced operational issues during the six months ended 31 December 2024. These operational issues were considered to be indications of potential impairment and therefore an impairment assessment was performed for these CGUs. 27 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 7. PROPERTY, PLANT AND EQUIPMENT continued Impairment of property, plant and equipment continued Critical estimates and judgements The recoverable amount of mining assets is determined utilising real discounted future cash flows. The real post-tax discount rate used for CGUs tested for impairment ranged between 10.6% and 11.9% as at 31 December 2024 (December 2023: 11.9% and 12.9%). No material difference in recoverable amounts is expected should future cash flows be discounted on a pre-tax basis. The commodity price and exchange rate assumptions applied in the impairment assessments are as follows: Six months ended Year ended 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) US$ gold price per ounce – Year 1 2 661 1 952 2 258 – Year 2 2 549 1 897 2 173 – Year 3 2 382 1 798 2 049 – Long term (Year 4 onwards) 1 941 1 584 1 772 Exchange rate (R/US$) – Year 1 17.76 18.47 18.39 – Year 2 17.32 17.95 17.96 – Year 3 17.00 17.30 18.36 – Long term (Year 4 onwards) 18.54 18.26 18.26 Rand gold price (R/kg) – Year 1 1 520 000 1 159 000 1 335 000 – Year 2 1 420 000 1 095 000 1 255 000 – Year 3 1 302 000 1 000 000 1 209 000 – Long term (Year 4 onwards) 1 157 000 930 000 1 040 000 The recoverable amounts of the CGUs were determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3 within the fair value hierarchy. All key assumptions disclosed remained the same as at 30 June 2024 with the exception of gold prices and discount rates as disclosed above. Results of impairment and reversal assessment Based on the impairment tests performed, no impairments were recorded for the six-month period ended 31 December 2024. Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore deemed it appropriate for no reversal of previously recognised impairment losses to be recorded for the six months ended 31 December 2024. 8. RESTRICTED CASH AND INVESTMENTS The balance at 31 December 2024 increased by R486 million. This comprises of an increase of R194 million in restricted cash and R292 million in restricted investments. The main contributor to the increase in restricted cash was an increase in collateral for the silicosis provision. The increase in the restricted investments is due to interest received as well as the mark-to-market valuation of these funds.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Hedging contracts						
	Rand gold forwards	US$ gold forwards	Rand gold collars	US$ gold collars	US$ silver contracts	Foreign exchange contracts	Total
At 31 December 2024 (Reviewed)							
Derivative financial assets	62	14	51	18	42	227	414
Non-current	34	9	49	16	34	17	159
Current	28	5	2	2	8	210	255
Derivative financial liabilities	(3 349)	(406)	(519)	(75)	(17)	(38)	(4 404)
Non-current	(634)	(78)	(442)	(52)	(1)	(15)	(1 222)
Current	(2 715)	(328)	(77)	(23)	(16)	(23)	(3 182)
Net derivative financial instruments	(3 287)	(392)	(468)	(57)	25	189	(3 990)
Unrealised losses included in other reserves, net of tax[1]	(2 750)	(416)	(388)	(48)	—	—	(3 602)
Movements for the period ended 31 December 2024							
Realised losses included in revenue	(1 348)	(141)	(10)	(3)	—	—	(1 502)
Unrealised losses on gold contracts recognised in other comprehensive income	(3 118)	(302)	(608)	(65)	—	—	(4 093)
Gains/(losses) on derivatives	—	—	—	—	57	(109)	(52)
Day one loss amortisation	(51)	(6)	(12)	(3)	—	—	(72)
Total gains/(losses) on derivatives	(51)	(6)	(12)	(3)	57	(109)	(124)
Hedge effectiveness							
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(3 118)	(302)	(608)	(65)	—	—	(4 093)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	3 118	302	608	65	—	—	4 093

[1] *Includes deferred tax amount of R299 million.*

28 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS continued

	Hedging contracts						
Figures in million	**Rand gold forwards**	**US$ gold forwards**	**Rand gold collars[1]**	**US$ gold collars[1]**	**US$ silver contracts**	**Foreign exchange contracts**	**Total**
At 31 December 2023 (Reviewed)							
Derivative financial assets	180	11	—	—	23	300	514
Non-current	136	5	—	—	4	128	273
Current	44	6	—	—	19	172	241
Derivative financial liabilities	(905)	(25)	—	—	—	(1)	(931)
Non-current	(121)	(16)	—	—	—	—	(137)
Current	(784)	(9)	—	—	—	(1)	(794)
Net derivative financial instruments	(725)	(14)	—	—	23	299	(417)
Unrealised losses included in other reserves, net of tax[2]	(515)	(10)	—	—	—	—	(525)
Movements for the period ended 31 December 2023							
Realised losses included in revenue	(401)	(13)	—	—	—	—	(414)

Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	19	(76)	—	—	—	—	(57)
Gains/(losses) on derivatives	—	—	—	—	(9)	425	416
Day one loss amortisation	(58)	(5)	—	—	—	—	(63)
Total gains/(losses) on derivatives	(58)	(5)	—	—	(9)	425	353
Hedge effectiveness							
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	19	(76)	—	—	—	—	(57)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	(19)	76	—	—	—	—	57

[1] *Harmony introduced gold collar hedging contracts to its derivative programme during April 2024 to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income. Refer to note 15 for details on the hedging policy.*

[2] *Includes deferred tax amount of R128 million.*

29 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS continued

	Hedging contracts						
Figures in million	**Rand gold forwards**	**US$ gold forwards**	**Rand gold collars[1]**	**US$ gold collars[1]**	**US$ silver contracts**	**Foreign exchange contracts**	**Total**
At 30 June 2024 (Audited)							
Derivative financial assets	282	30	155	18	3	523	1 011
Non-current	172	27	135	18	3	98	453
Current	110	3	20	—	—	425	558
Derivative financial liabilities	(1 799)	(236)	(9)	(4)	(63)	—	(2 111)
Non-current	(510)	(77)	—	(1)	(21)	—	(609)
Current	(1 289)	(159)	(9)	(3)	(42)	—	(1 502)
Net derivative financial instruments	(1 517)	(206)	146	14	(60)	523	(1 100)
Unrealised gains/(losses) included in other reserves, net of tax[2]	(1 192)	(197)	123	14	—	—	(1 252)
Movements for the year ended 30 June 2024							
Realised losses included in revenue	(1 215)	(50)	—	—	—	—	(1 265)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(1 580)	(310)	141	15	—	—	(1 734)
Gains/(losses) on derivatives	—	—	—	—	(98)	670	572
Day one gain/(loss) amortisation	(114)	(11)	5	1	—	—	(119)
Total gains/(losses) on derivatives	(114)	(11)	5	1	(98)	670	453
Hedge effectiveness							
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(1 580)	(310)	141	15	—	—	(1 734)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	1 580	310	(141)	(15)	—	—	1 734

[1] Harmony introduced gold collar hedging contracts to its derivative programme during April 2024 to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income. Refer to note 15 for details on the hedging policy.

[2] Includes deferred tax amount of R39 million.

30 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS continued

The following table shows the open position at the reporting date:

	FY25	FY26		FY27		FY28	
	HY[2]	HY[1]	HY[2]	HY[1]	HY[2]	HY[1]	Total
Foreign exchange contracts							
Zero cost collars							
US$m	160	96	50	4	—	—	310
Average floor – R/US$	19.18	18.53	18.63	18.35	—	—	18.88
Average cap – R/US$	21.19	20.53	20.63	20.35	—	—	20.88
Forward contracts							
US$m	73	42	11	—	—	—	126
Average forward rate – R/US$	19.93	19.94	20.15	—	—	—	19.95
Commodity contracts							
Rand gold forward contracts							
000 oz – cash flow hedge	188	156	92	36	20	10	502
Average R'000/kg	1 365	1 396	1 561	1 669	1 735	1 792	1 455
US$ gold forward contracts							
000 oz – cash flow hedge	23	19	13	6	6	1	68
Average US$/oz	2 229	2 264	2 531	2 631	2 765	2 760	2 387
Rand gold zero-cost collar contracts							

000 oz – cash flow hedge	24	24	48	70	52	30	248
Average floor – R'000/kg	1 419	1 504	1 546	1 595	1 629	1 753	1 586
Average cap – R'000/kg	1 605	1 732	1 754	1 815	1 842	1 998	1 803
US$ gold zero-cost collar contracts							
000 oz – cash flow hedge	5	7	8	12	8	4	44
Average floor – US$/oz	2 395	2 395	2 473	2 572	2 560	2 752	2 520
Average cap – US$/oz	2 675	2 667	2 749	2 865	2 845	3 052	2 804
Total gold contracts							
000 oz – cash flow hedge	240	206	161	124	86	45	862
US$ silver contracts							
000 oz	660	660	660	440	—	—	2 420
Average floor – US$/oz	27.05	28.28	30.15	32.45	—	—	29.21
Average cap – US$/oz	29.91	31.38	33.52	36.63	—	—	32.52

[1] *July – December*
[2] *January – June*

Refer to note 15 for details on the fair value measurements.

10. TRADE AND OTHER RECEIVABLES

The balance at 31 December 2024 increased by R1 299 million. A significant contributor to this is the R685 million increase in the various commodities debtors as a result of the timing of receipts and the higher average commodities prices received. Further increases relate to the prepayments balance, primarily due to the annual insurance payment and deposits paid to suppliers, contributing R235 million and R181 million respectively.

11. PROVISION FOR ENVIRONMENTAL REHABILITATION

The increase in the provision of R490 million is mainly due to the change in estimate of R306 million and the time value of money unwind of R254 million. The change in estimate was as a result of lower discount rates for the South African operations, which increased the net present value of the related liabilities. The increase in the liability is partially offset by the translation of the balance for Australasia and the utilisation of the provision.

31 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

32 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 13. BORROWINGS Summary of facilities' terms Figures in million US$ term loan US dollar US$ RCF US dollar Rand RCF SA Rand Green loan1 SA Rand Borrowings summary at 31 December 2024 Original facility 100 300 2 500 1 500 Drawn down/loan balance 100 — — 226 Undrawn committed borrowing facilities N/A 300 2 500 — Maturity May May May November 2027 2027 2027 2028 Repayment terms On maturity On maturity On maturity Bi-annual2 Interest rate SOFR + 2.85% SOFR + 2.70% JIBAR3 + 2.40% JIBAR3 + 2.65% 1 This facility can only be utilised for qualifying projects. 2 Initially ten equal bi-annual instalments starting from June 2024, with the final instalment on maturity. Due to the delay in the project process, and the resultant impact on the drawdowns, the lenders have agreed to amend the repayments to nine equal bi-annual instalments starting from November 2024. The period of the draw down has lapsed therefore, the balance of the facility is no longer available. 3 The interest rates of these facilities is expected to be impacted by the South African IBOR reform, where JIBAR is planned to be discontinued and replaced with the South African Rand Overnight Index Average (ZARONIA). The transition to ZARONIA is expected to be finalised by the end of 2026. As these facilities’ agreements makes provision for the use of replacement benchmarks for determining interest rates, the impact of the IBOR reform is expected to be immaterial. Interest bearing borrowings NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 12. OTHER PROVISIONS AND LIABILITIES (a) The decrease of R289 million on other provisions is mainly due to the transfer of the post retirement benefit obligation. Effective 1 September 2024, Harmony entered into an agreement with RMA Life Assurance Company Limited (RMA) to transfer the liability in respect of the medical promise and medical aid subsidy, and the administration thereof, from Harmony to RMA. During September 2024, Harmony paid a once-off amount of R350 million to RMA as a single premium for the transfer of the liability of R293 million. Harmony and RMA have fulfilled all the relevant clauses per the contract. The transfer of the liability resulted in a R57 million loss, recorded as part of production costs. (b) The increase in the contingent consideration liability is mainly as a result of production units for the six months ended 31 December 2024 being significantly higher than expected. Refer to note 15 for the details of the valuation. At Figures in million 31 December 2024 (Reviewed) 30 June 2024 (Audited) 31 December 2023 (Reviewed) Non-current borrowings R2.5 billion facility – sustainability linked — — 283 R1.5 billion facility – green loan 149 — — US$400 million facility – sustainability linked 1 878 1 785 3 065 Total non-current borrowings 2 027 1 785 3 348 Current borrowings R2.5 billion facility – sustainability linked — — 1 R1.5 billion facility – green loan 77 — — US$400 million facility – sustainability linked 9 9 13 Total current borrowings 86 9 14 The following draw down was made during the December 2024 period: • R1.5 billion facility – green loan: R226 million draw down. The debt covenant tests for both the Rand and the US$ facilities are as follows: • The group's interest cover ratio shall be more than five times (EBITDA1/Total Interest paid) • Leverage2 shall not be more than 2.5 times. 1 Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment and restructuring cost. 2 Leverage is defined as total net debt to EBITDA. 33 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 14. CASH GENERATED BY OPERATIONS Six months ended Year ended Figures in million 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) Reconciliation of profit before taxation to cash generated by operations Profit before taxation 10 349 7 516 11 770 Adjustments for: Amortisation and depreciation 2 428 2 381 4 642 Impairment of assets — — 2 793 Share-based payments 341 65 250 Net decrease in provision for post-retirement benefits (3) — (16) Payment for the transfer of post-retirement medical benefit liability (350) — — Net decrease in provision for environmental rehabilitation (1) — (114) (Profit)/loss on sale of property, plant and equipment (8) (2) 13 Loss on scrapping of property, plant and equipment 28 — 97 Profit from associates (50) (36) (81) Impairment of investments in associate 23 — — Investment income (642) (354) (809) Finance costs 323 443 796 Inventory-related adjustments 68 45 (503) Foreign exchange translation differences 65 (150) (110) Non-cash portion of (gains)/losses on derivatives 319 (350) (432) Day one loss amortisation (52) (11) (16) Streaming contract revenue (86) (177) (323) Silicosis settlement provision – net (11) (213) (327) Contingent consideration remeasurement 302 248 484 Other non-cash adjustments 45 48 37 Effect of changes in operating working capital items Increase in Receivables (1 246) (983) (258) Increase in Inventories (12) (120) (50) Increase/(decrease) in Payables (190) (86) 332 Cash generated by operations 11 640 8 264 18 175 Additional cash flow information (a) The increase in cash generated by operations is primarily due to an overall higher revenue earned. The increase was offset by increased hedging losses and an increase in operational costs such as production costs. Refer to note 2 and note 3 respectively for further detail. (b) Additions to property, plant and equipment: Six months ended Year ended Figures in million 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) Capital expenditure – operations 4 353 3 570 7 436 Capital and capitalised exploration and evaluation expenditure 82 29 70 Additions resulting from stripping activities 371 269 892 Total additions to property, plant and equipment 4 806 3 868 8 398 (c) Cash and cash equivalents comprises cash on hand and demand deposits. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 13. BORROWINGS continued Interest bearing borrowings continued Loan covenants tests were performed for the loans for the period ended 31 December 2024 and no breaches were noted. For the December 2024 period, the group's interest cover ratio was 64.8 times (December 2023: 32.9 times) (June 2024: 44.1 times), while the group's leverage was negative 0.3 (December 2023: 0.0) (June 2024: negative 0.2). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels, as well as the net cash position. 34 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 15. FINANCIAL RISK MANAGEMENT ACTIVITIES Foreign exchange risk Harmony's revenues are sensitive to the R/US$ exchange rate as majority of revenues are denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it. Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 9 and the fair value determination section below for further detail on these contracts. The Rand weakened during the six months ended 31 December 2024 from a closing rate of R18.19/US$1 on 30 June 2024 to R18.85/US$1 on 31 December 2024 (31 December 2023: R18.28/US$1). The weakening of the Rand resulted in the average locked-in rates being lower than the spot exchange rate at 31 December 2024, which had a negative impact on the contracts that matured during the period as well as those that were outstanding as at 31 December 2024. The depreciation of the Rand also had a negative impact on the translation of the US$ debt facilities at 31 December 2024. Translation of the international net assets was impacted by the strengthening of the Rand against the Australian dollar from R12.14/A$1 at 30 June 2024 to R11.70/A$1 on 31 December 2024 (31 December 2023: R12.47/A$1). This impact was partially offset by the Kina strengthening against the Australian dollar from a closing rate of PGK2.57/A$1 on 30 June 2024 to PGK2.51/A$1 on 31 December 2024 (31 December 2023: PGK2.58/A$1). The combined translation from Kina to Australian dollar and Australian dollar to Rand on consolidation as well as the average rate at which income statement items were translated at resulted in a foreign exchange translation loss of R232 million for the period ended 31 December 2024. The relevant exchange rates traded in the following ranges: Six months ended 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) R/US$ foreign exchange rate range for the period 17.10 – 18.85 17.54 – 19.51 R/A$ foreign exchange rate range for the period 11.29 – 12.41 11.71 – 12.72 A$/PGK foreign exchange rate range for the period 2.49 – 2.75 2.30 – 2.58 Commodity price sensitivity The profitability of the group’s operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony enters into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. During the period under review, the group's cash inflows from uranium were managed by way of a forward contract entered into, whereby uranium prices are predetermined for a limited amount of uranium production. A new limit for gold hedging was approved by the board in April 2024 as 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts going forward. Prior to April 2024, the limit was 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period and 50% for uranium exposure over a 60-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 9 and the fair value determination section below for further detail on these contracts. An increase in the price of gold in US$ terms resulted in the average locked-in gold forward prices being lower than the gold spot price which had a negative impact on the gold forward hedging contracts that matured during the period as well as those that were outstanding as at 31 December 2024. The average floor prices were also lower than the gold spot price of the remaining gold zero cost collar contracts, resulting in a negative valuation as at 31 December 2024. Gold and silver traded in the following ranges: Six months ended 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) Gold price range in US$/oz for the period 2 329 – 2 786 1 820 – 2 077 Silver price range in US$/oz for the period 26.60 – 34.83 20.90 – 25.42 Interest rate risk With inflation rates easing and economies recovering, central banks started to reduce interest rates during the six months ended 31 December 2024. The reduced interest rates coupled with a reduction in borrowings had a positive impact on Harmony's cost of borrowings compared to the comparative period. The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. Further to this, the decreased interest rates have lowered bond yields and this has resulted in a decrease in discount rates. This impact can be seen in the change in the environmental rehabilitation provision. Refer to note 11 for further information. The audit and risk committee reviews the group's risk exposure quarterly. 35 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 15. FINANCIAL RISK MANAGEMENT ACTIVITIES continued Credit risk Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. At 31 December 2024, the national scale investment grade rating of the major South African banks remained unchanged at AA+, which is in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised costs at 31 December 2024 resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts remained at AA- at 31 December 2024. The assessed ECL remained immaterial. Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk. Capital risk management No repayments were made during the six months ended 31 December 2024 (31 December 2023: R2 427 million) (30 June 2024: R4 047 million). Refer to note 13 for further details. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing in order to be well positioned for upcoming capital expenditure on the various growth projects. Net cash is as follows: At Figures in million 31 December 2024 (Reviewed) 30 June 2024 (Audited) 31 December 2023 (Reviewed) Cash and cash equivalents 9 396 4 693 3 436 Borrowings (2 113) (1 794) (3 362) Net cash 7 283 2 899 74 Fair value determination The fair value levels of hierarchy are as follows: Level 1: Quoted prices (unadjusted) in active markets Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices) Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs). The following table sets out the group's assets and liabilities measured at fair value by level within the fair value hierarchy: At Figures in million Fair value hierarchy level 31 December 2024 (Reviewed) 30 June 2024 (Audited) 31 December 2023 (Reviewed) Fair value through other comprehensive income Other non-current assets (a) Level 3 89 88 70 Restricted cash and investments (b) Level 1 355 335 319 Fair value through profit or loss Restricted cash and investments (b) Level 2 1 652 1 569 1 644 Derivative financial assets (c) Level 2 414 1 011 514 Derivative financial liabilities (c) Level 2 (4 404) (2 111) (931) Loan to ARM BBEE Trust (d) Level 3 53 68 80 Contingent consideration liability (e) Level 3 (1 267) (965) (837) (a) The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at 30 June 2024. At 31 December 2024 an updated valuation was not performed as no material changes had occurred. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

36 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 15. FINANCIAL RISK MANAGEMENT ACTIVITIES continued Fair value determination continued (b) The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here. (c) The mark-to-market remeasurement of the derivative contracts (refer to note 9 for further details) was determined as follows: • Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero-coupon interest rate curve) • Rand gold forward sale contracts: spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate • US$ gold forward sale contracts: spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate • Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate • Rand gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate, spot US$ gold price, Rand and dollar interest rates (forward points) with discounting at the market interest rate (zero-coupon interest rate curve), US$ gold forward rates, time to maturity and implied volatilities • US$ gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot US$ gold price, US$ gold forward rates, US$ interest rates with discounting at the market interest rate (zero-coupon interest rate curve), time to maturity and implied volatilities. (d) At 31 December 2024, the fair value movement was calculated using a discounted cash flow model, taking into account forecast dividend payments over the estimated repayment period of the loan at a rate of 12.0% (31 December 2023: 12.7%) (30 June 2024: 12.6%). A 60 basis points (31 December 2023: 105 basis points) (30 June 2024: 73 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. During the six-month period ended 31 December 2024, repayments to the value of R18 million (31 December 2023: R30 million) (30 June 2024: R42 million) were received. (e) Contingent consideration liabilities consist of the following: • Mponeng operation As part of the acquisition of the Mponeng operation and related assets, it was agreed that the purchase price would comprise contingent consideration based on the following criteria: (i) US$260/oz payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per calendar year for six years, commencing 1 January 2021 (ii) US$20/oz payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure. The contingent consideration liability related to the Mponeng operation was determined using the expected gold production profile for Mponeng. At 31 December 2024, the liability was valued at R843 million (31 December 2023: R506 million) (30 June 2024: R587 million), using a discounted cash flow valuation method at a post-tax real rate of 10.2% (31 December 2023: 10.0%) (30 June 2024: 10.5%). Should the expected gold production profile increase by 15.7% or decrease by 15.7%, the contingent consideration liability would increase by R631 million (31 December 2023: R495 million at 9.8%) (30 June 2024: R354 million at 9.7%) or decrease by R500 million (31 December 2023: R358 million at 9.8%) (30 June 2024: R340 million at 9.7%) respectively. This represents reasonably expected changes which, for 31 December 2024 and 30 June 2024, were determined based on the average variance between the planned production and the actual production achieved over a number of years. The reasonably expected change for 31 December 2023 was determined using the standard deviation of previous years' actual production. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability. The remeasurement of the liability has been included in other operating income/(expenses). • Eva Copper The consideration for Eva Copper includes contingent consideration valued at R424 million (31 December 2023: R331 million) (30 June 2024: R378 million), using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 10.8% (31 December 2023: 11.9%) (30 June 2024: 11.4%). A long-term copper price of US$4.25/lbs (31 December 2023: US$3.84/lbs) (30 June 2024: US$4.00/lbs) was applied in the valuation. A 11.0% change in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long- term forecasts of the copper price, would not cause a material change in the fair value of the contingent consideration. The remeasurement of the liability has been included in other operating income/(expenses). 37 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 15. FINANCIAL RISK MANAGEMENT ACTIVITIES continued Fair value determination continued (e) Contingent consideration liabilities continued Reconciliation of the contingent consideration liabilities: At Figures in million 31 December 2024 (Reviewed) 30 June 2024 (Audited) 31 December 2023 (Reviewed) Balance at beginning of the period 965 589 589 Payment of Mponeng contingent consideration liability — (108) — Remeasurement of contingent consideration 302 484 248 Balance at end of the period 1 267 965 837 The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The carrying values of borrowings fairly approximates their fair values, as these values do not differ materially due to the interest payable on the borrowings being set at market-related floating interest rates. 16. COMMITMENTS AND CONTINGENCIES At Figures in million 31 December 2024 (Reviewed) 30 June 2024 (Audited) 31 December 2023 (Reviewed) Capital expenditure commitments Contracts for capital expenditure1 3 599 1 702 1 896 Authorised by the directors but not contracted for2 11 646 14 442 6 674 Total capital commitments 15 245 16 144 8 570 1 The increases relate mainly to the inclusion of contracts for renewable energy projects (R900 million), the Eva Copper project (R350 million) and the Mponeng life-of-mine extension project (R454 million). 2 The increase from December 2023 relates mainly to the capital included for Zaaiplaats, renewable energy projects and the Mponeng deepening project, contributing R0.6 billion, R3.2 billion and R2.5 billion respectively. This was offset by a decrease of R1.2 billion in planned capital for the Kareerand extension as the project progressed through the year. Contingent liabilities There were no significant changes during the six-month period ended 31 December 2024. For detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2024. 17. RELATED PARTIES The following directors and prescribed officers owned shares in Harmony. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy: Number of shares Name of director/prescribed officer 31 December 2024 (Reviewed) 30 June 2024 (Audited) 31 December 2023 (Reviewed) PW Steenkamp (Executive director)1 623 866 612 436 612 436 BP Lekubo (Executive director) 86 985 52 918 52 918 HE Mashego (Executive director) 86 164 55 053 59 553 A Buthelezi (Prescribed officer) 27 934 13 390 13 390 BB Nel (Prescribed officer)2 111 869 79 706 79 706 MP van der Walt (Prescribed officer) 68 107 47 092 47 092 JJ van Heerden (Prescribed officer) 112 436 74 065 74 065 1 Resigned as executive director effective 31 December 2024. 2 Refer to note 20 for further details. On 1 October 2024, Dr Urashnie Govender was appointed as Chief Sustainability Officer and has been classified as a prescribed officer. 38 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 18. SEGMENT REPORT Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The segment report follows on page 40. 19. RECONCILIATION OF SEGMENT INFORMATION Six months ended Year ended Figures in million 31 December 2024 (Reviewed) 31 December 2023 (Reviewed) 30 June 2024 (Audited) Reconciliation of production profit to gross profit Revenue per segment report 35 446 29 705 58 270 – Revenue per income statement 37 141 31 415 61 379 – Other metal sales treated as by-product credits in the segment report (1 457) (1 370) (2 533) – Toll treatment services1 (238) (340) (576) Production costs per segment report (20 410) (18 566) (36 390) – Production costs per income statement (21 867) (19 936) (38 923) – Other metal sales treated as by-product credits in the segment report 1 457 1 370 2 533 Production profit per segment report 15 036 11 139 21 880 Revenue not included in segments 238 340 576 Amortisation and depreciation (2 428) (2 381) (4 642) Toll treatment costs1 (167) (225) (420) Impairment of assets — — (2 793) Other cost of sales items (649) (251) (455) Gross profit as per income statement2 12 030 8 622 14 146 1 Refer to note 2 for more detail. 2 The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that. At Figures in million 31 December 2024 (Reviewed) 30 June 2024 (Audited) 31 December 2023 (Reviewed) Reconciliation of total segment assets to consolidated property, plant and equipment Property, plant and equipment not allocated to a segment Mining assets (a) 1 062 1 064 1 069 Undeveloped property (b) 4 345 4 475 7 357 Other non-mining assets 643 567 504 Assets under construction (c) 1 981 1 941 1 967 Total 8 031 8 047 10 897 (a) These balances relate to Wafi-Golpu assets and assets that provide services to several segments, such as Harmony One Plant. (b) Undeveloped properties comprise of the Target North, Eva Copper and Wafi-Golpu’s undeveloped properties. (c) Assets under construction consist of the Wafi-Golpu assets. 39 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (RAND) 20. SUBSEQUENT EVENTS (a) Effective 1 January 2025, Mr Beyers Nel was appointed as the Group Chief Executive Officer and executive director of the Company. On the same date, Mr Floyd Masemula was appointed as Deputy Group Chief Executive Officer and classified as a prescribed officer. Additionally, Mr Jaco Boshoff, now serving as Chief Operating Officer: Australasia, was also classified as a prescribed officer as of 1 January 2025. (b) On 17 January 2025, Ms Mametja Moshe, Ms Zanele Matlala and Mr Mangusi Gule were appointed to the board of directors of Harmony as independent non-executive directors. (c) On 3 March 2025, an interim dividend of 227 SA cents was declared, payable on 14 April 2025.

SEGMENT REPORT (RAND/METRIC)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (REVIEWED)

	Revenue[1] 31 December		Production cost 31 December		Production profit/(loss) 31 December		Segment assets 31 December		Capital expenditure[#] 31 December		Kilograms produced* 31 December		Tonnes milled* 31 December	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
	R million		R million		R million		R million		R million		kg		t'000	
South Africa Underground														
Moab Khotsong	**4 611**	4 146	**2 561**	2 347	**2 050**	1 799	**6 458**	5 501	**663**	608	**3 253**	3 546	**380**	443
Mponeng	**8 352**	5 275	**3 668**	2 987	**4 684**	2 288	**5 286**	4 730	**1 034**	408	**5 732**	4 499	**501**	435
Tshepong North	**2 277**	2 043	**1 583**	1 427	**694**	616	**2 430**	2 364	**314**	257	**1 586**	1 812	**354**	384
Tshepong South	**1 925**	2 032	**1 470**	1 287	**455**	745	**2 454**	2 173	**268**	254	**1 342**	1 802	**223**	248
Doornkop	**2 230**	2 259	**1 543**	1 631	**687**	628	**4 199**	3 777	**414**	344	**1 542**	1 889	**388**	433
Joel	**1 436**	1 078	**981**	848	**455**	230	**1 386**	1 345	**134**	109	**1 001**	957	**219**	208
Target 1	**1 119**	1 076	**1 287**	1 177	**(168)**	(101)	**2 058**	1 824	**271**	214	**797**	934	**231**	236
Kusasalethu	**2 795**	2 283	**2 059**	1 840	**736**	443	**658**	595	**241**	116	**1 922**	1 948	**297**	286
Masimong	**1 285**	1 089	**1 023**	922	**262**	167	**16**	14	**40**	20	**895**	965	**232**	246
Surface														
Mine Waste Solutions	**2 087**	1 893	**1 033**	1 014	**1 055**	879	**4 045**	2 893	**523**	841	**1 653**	1 910	**11 363**	11 422
All other surface operations	**3 695**	2 969	**1 985**	1 809	**1 709**	1 160	**1 364**	1 332	**137**	188	**2 603**	2 616	**9 872**	9 772
Total South Africa	**31 812**	26 143	**19 193**	17 289	**12 619**	8 854	**30 354**	26 548	**4 039**	3 359	**22 326**	22 878	**24 060**	24 113
International														
Hidden Valley	**3 634**	3 562	**1 217**	1 277	**2 417**	2 285	**5 618**	5 061	**686**	467	**2 490**	3 011	**1 885**	1 695
Total international	**3 634**	3 562	**1 217**	1 277	**2 417**	2 285	**5 618**	5 061	**686**	467	**2 490**	3 011	**1 885**	1 695
Total operations	**35 446**	29 705	**20 410**	18 566	**15 036**	11 139	**35 972**	31 609	**4 725**	3 826	**24 816**	25 889	**25 945**	25 808
Reconciliation of the segment information to the consolidated income statement and balance sheet	**1 695**	1 710	**1 457**	1 370	**238**	340	**8 031**	10 897	**—**	—	**—**	—	**—**	—
	37 141	31 415	**21 867**	19 936	**15 274**	11 479	**44 003**	42 506	**4 725**	3 826	**24 816**	25 889	**25 945**	25 808

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R81 million (2023: R42 million).*
* *Production statistics are unaudited and not reviewed.*
[1] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

40 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

SEGMENT REPORT (RAND/METRIC) continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (REVIEWED) continued

	Revenue[1] 30 June 2024	Production cost 30 June 2024	Production profit/(loss) 30 June 2024	Segment assets 30 June 2024	Capital expenditure[#] 30 June 2024	Kilograms produced* 30 June 2024	Tonnes milled* 30 June 2024
	R million	R million	R million	R million	R million	kg	t'000
South Africa Underground							
Moab Khotsong	8 108	4 638	3 470	6 017	1 330	6 599	822
Mponeng	10 577	5 795	4 782	4 438	890	8 751	880
Tshepong North	3 877	2 827	1 050	2 369	559	3 248	726
Tshepong South	3 734	2 564	1 170	2 326	527	3 129	465
Doornkop	4 198	3 041	1 157	3 924	686	3 470	815
Joel	2 079	1 663	416	1 372	235	1 733	401
Target 1	2 262	2 352	(90)	1 951	488	1 859	462
Kusasalethu	4 638	3 670	968	520	226	3 842	584
Masimong	2 137	1 852	285	—	44	1 780	473
Surface							
Mine Waste Solutions	4 016	2 047	1 969	3 546	1 463	3 770	22 655
All other surface operations	6 463	3 694	2 769	1 268	338	5 296	19 676
Total South Africa	52 089	34 143	17 946	27 731	6 786	43 477	47 959
International							
Hidden Valley	6 181	2 247	3 934	5 570	1 541	5 101	3 360
Total international	6 181	2 247	3 934	5 570	1 541	5 101	3 360
Total operations	58 270	36 390	21 880	33 301	8 327	48 578	51 319
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 19)	3 109	2 533	576	8 047	—	—	—
	61 379	38 923	22 456	41 348	8 327	48 578	51 319

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R71 million.*
* *Production statistics are unaudited and not reviewed.*
[1] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

41 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Six months ended		Year ended
Figures in million	**31 December 2024**	**31 December 2023**	**30 June 2024**
Revenue	**2 071**	1 681	3 282
Cost of sales	**(1 399)**	(1 219)	(2 530)
Production costs	**(1 219)**	(1 067)	(2 081)
Amortisation and depreciation	**(135)**	(127)	(248)
Impairment of assets	**—**	—	(154)
Other items	**(45)**	(25)	(47)
Gross profit	**672**	462	752
Corporate, administration and other expenditure	**(48)**	(37)	(69)
Exploration expenditure	**(30)**	(31)	(56)
Gains/(losses) on derivatives	**(7)**	19	24
Foreign exchange translation gain/(loss)	**(6)**	9	5
Other operating expenses	**(22)**	(16)	(36)
Operating profit	**559**	406	620
Share of profits from associates	**3**	2	4
Impairment of investments in associate	**(1)**	—	—
Investment income	**36**	19	43
Finance costs	**(18)**	(24)	(43)
Profit before taxation	**579**	403	624
Taxation	**(134)**	(83)	(165)
Current taxation	**(107)**	(61)	(129)
Deferred taxation	**(27)**	(22)	(36)
Net profit for the period	**445**	320	459
Attributable to:			
Non-controlling interest	**4**	2	5
Owners of the parent	**441**	318	454
Earnings per ordinary share (cents)			
Basic earnings	**71**	51	73
Diluted earnings	**70**	51	72

The currency conversion average rates for the six months ended 31 December 2024: US$1 = R17.94 (31 December 2023: US$1 = R18.68) (30 June 2024 US$1 = R18.70).

Note on convenience translations

The requirements of IAS 21 *The Effects of the Changes in Foreign Exchange Rates* have not necessarily been applied in the translation of the US Dollar financial statements presented on page 42 to 47.

42 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2024	Six months ended 31 December 2023	Year ended 30 June 2024
Net profit for the period	**445**	320	459
Other comprehensive income for the period, net of income tax	**(143)**	(24)	(76)
Items that may be reclassified subsequently to profit or loss:	**(144)**	(24)	(77)
Foreign exchange translation gain/(loss)	**(13)**	(36)	(50)
Remeasurement of gold hedging contracts	**(131)**	12	(27)
Items that will not be reclassified to profit or loss	**1**	—	1
Total comprehensive income for the period	**302**	296	383
Attributable to:			
Non-controlling interest	**4**	2	5
Owners of the parent	**298**	294	378

The currency conversion average rates for the six months ended 31 December 2024: US$1 = R17.94 (31 December 2023: US$1 = R18.68) (30 June 2024 US$1 = R18.70).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Retained earnings/ (Accumulated loss)	Other reserves	Non-controlling interest	Total
Balance – 1 July 2024	**1 747**	**119**	**297**	**10**	**2 173**
Share-based payments	**—**	**—**	**19**	**—**	**19**
Net profit for the period	**—**	**417**	**—**	**4**	**421**
Other comprehensive income for the period	**—**	**—**	**(136)**	**—**	**(136)**
Dividend paid	**—**	**(32)**	**—**	**(2)**	**(34)**
Balance – 31 December 2024	**1 747**	**504**	**180**	**12**	**2 443**
Balance – 1 July 2023	1 801	(272)	371	6	1 906
Share-based payments	—	—	3	—	3
Net profit for the period	—	324	—	2	326
Other comprehensive income for the period	—	—	(24)	—	(24)
Dividend paid	—	(25)	—	—	(25)
Balance – 31 December 2023	1 801	27	350	8	2 186

The currency conversion closing rates for the six months ended 31 December 2024: US$1 = R18.85 (31 December 2023: US$1 = R18.28).

43 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	31 December 2024	At 30 June 2024	31 December 2023
ASSETS			
Non-current assets			
Property, plant and equipment	**2 334**	2 273	2 325
Intangible assets	**1**	1	1
Restricted cash and investments	**370**	357	339
Investments in associates	**7**	9	7
Deferred tax assets	**9**	8	7
Other non-current assets	**17**	19	17
Derivative financial assets	**8**	25	15
Total non-current assets	**2 746**	2 692	2 711
Current assets			
Inventories	**187**	198	176
Restricted cash and investments	**2**	2	2
Trade and other receivables	**207**	143	180
Derivative financial assets	**14**	31	13
Cash and cash equivalents	**498**	258	188
Total current assets	**908**	632	559
Total assets	**3 654**	3 324	3 270
EQUITY AND LIABILITIES			
Share capital and reserves			
Attributable to equity holders of the parent company	**2 431**	2 242	2 178
Share capital	**1 747**	1 811	1 801
Other reserves	**180**	308	350
Retained earnings	**504**	123	27
Non-controlling interest	**12**	10	8
Total equity	**2 443**	2 252	2 186
Non-current liabilities			
Deferred tax liabilities	**168**	162	152
Provision for environmental rehabilitation	**299**	283	306
Other provisions	**13**	29	33
Borrowings	**108**	98	183
Contingent consideration liabilities	**49**	47	40
Other non-current liabilities	**16**	15	16
Derivative financial liabilities	**65**	33	7
Total non-current liabilities	**718**	667	737
Current liabilities			
Other provisions	**1**	1	1
Borrowings	**5**	—	1
Trade and other payables	**300**	310	284
Contingent consideration liabilities	**18**	6	6
Derivative financial liabilities	**169**	83	43
Streaming contract liability	**—**	5	12
Total current liabilities	**494**	405	347
Total equity and liabilities	**3 654**	3 324	3 270

The balance sheet for 31 December 2024 converted at a conversion rate of US$1 = R18.85 (30 June 2024: US$1 = R18.19) (31 December 2023: US$1 = R18.28).

44 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2024	Six months ended 31 December 2023	Year ended 30 June 2024
CASH FLOW FROM OPERATING ACTIVITIES			
Cash generated by operations	**649**	442	972
Dividends received	**3**	1	1
Interest received	**20**	8	18
Interest paid	**(7)**	(18)	(27)
Income and mining taxes paid	**(96)**	(60)	(128)
Cash generated from operating activities	**569**	373	836
CASH FLOW FROM INVESTING ACTIVITIES			
Increase in restricted cash and investments	**(10)**	(1)	(1)
Amounts refunded from restricted cash and investments	**—**	6	6
Payment of Mponeng contingent consideration liability	**—**	—	(6)
ARM BBEE Trust loan repayment	**1**	2	2
Additions to property, plant and equipment	**(268)**	(207)	(449)
Cash utilised by investing activities	**(277)**	(200)	(448)
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowings raised	**13**	16	16
Borrowings repaid	**—**	(130)	(216)
Lease payments	**(8)**	(7)	(13)
Dividends paid	**(35)**	(26)	(77)
Cash utilised by financing activities	**(30)**	(147)	(290)
Foreign currency translation adjustments	**(22)**	10	8
Net increase in cash and cash equivalents	**240**	36	106
Cash and cash equivalents – beginning of period	**258**	152	152
Cash and cash equivalents – end of period	**498**	188	258

The currency conversion average rates for the six months ended 31 December 2024: US$1 = R17.94 (31 December 2023: US$1 = R18.68) (30 June 2024: US$1 = R18.70). The closing balance translated at closing rate of 31 December 2024: US$1 = R18.85 (30 June 2024: US$1 = R18.19) (31 December 2023: US$1: = R18.28).

45 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

SEGMENT REPORT (US$/IMPERIAL)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue[†] 31 December		Production cost 31 December		Production profit/(loss) 31 December		Segment assets 31 December		Capital expenditure[#] 31 December		Ounces produced[*] 31 December		Tons milled[*] 31 December	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa Underground														
Moab Khotsong	**257**	222	**143**	126	**114**	96	**343**	301	**37**	33	**104 587**	114 006	**419**	488
Mponeng	**466**	282	**205**	160	**261**	122	**280**	259	**58**	22	**184 288**	144 646	**553**	480
Tshepong North	**127**	109	**88**	76	**39**	33	**129**	129	**18**	14	**50 991**	58 257	**391**	423
Tshepong South	**107**	109	**82**	69	**25**	40	**130**	119	**15**	14	**43 146**	57 935	**246**	273
Doornkop	**124**	121	**86**	87	**38**	34	**223**	207	**23**	18	**49 577**	60 732	**428**	478
Joel	**80**	57	**55**	45	**25**	12	**74**	74	**7**	6	**32 183**	30 769	**242**	229
Target 1	**62**	58	**72**	63	**(9)**	(5)	**109**	100	**15**	11	**25 624**	30 029	**255**	261
Kusasalethu	**156**	122	**115**	98	**41**	24	**35**	33	**13**	6	**61 794**	62 630	**327**	316
Masimong	**72**	58	**57**	49	**15**	9	**1**	1	**2**	1	**28 775**	31 026	**256**	272
Surface														
Mine Waste Solutions	**116**	101	**58**	54	**59**	47	**215**	158	**29**	45	**53 145**	61 407	**12 531**	12 595
All other surface operations	**207**	160	**110**	98	**96**	62	**72**	73	**8**	10	**83 689**	84 107	**10 886**	10 776
Total South Africa	**1 773**	1 399	**1 071**	925	**704**	474	**1 611**	1 452	**225**	180	**717 799**	735 544	**26 534**	26 591
International														
Hidden Valley	**203**	190	**67**	68	**134**	122	**298**	277	**38**	25	**80 055**	96 805	**2 079**	1 869
Total international	**203**	190	**67**	68	**134**	122	**298**	277	**38**	25	**80 055**	96 805	**2 079**	1 869
Total operations	**1 976**	1 589	**1 138**	993	**838**	596	**1 909**	1 729	**263**	205	**797 854**	832 349	**28 613**	28 460

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$5 million (2023: US$2 million).*

[*] *Production statistics are unaudited and not reviewed.*

[†] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

46 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024

SEGMENT REPORT (US$/IMPERIAL) continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED) continued

	Revenue[1] 30 June 2024 US$ million	Production cost 30 June 2024 US$ million	Production profit/(loss) 30 June 2024 US$ million	Segment assets 30 June 2024 US$ million	Capital expenditure[#] 30 June 2024 US$ million	Ounces produced* 30 June 2024 oz	Tons milled* 30 June 2024 t'000
South Africa Underground							
Moab Khotsong	434	248	186	331	71	212 162	906
Mponeng	566	310	256	244	48	281 350	971
Tshepong North1	207	151	56	130	30	104 426	800
Tshepong South1	200	137	63	128	28	100 599	512
Doornkop	225	163	62	216	37	111 562	900
Joel	111	89	22	75	13	55 718	442
Target 1	121	126	(5)	107	26	59 769	510
Kusasalethu	248	196	52	29	12	123 523	644
Masimong	114	99	15	—	2	57 229	523
Surface							
Mine Waste Solutions	215	109	105	195	78	121 207	24 982
All other surface operations	345	198	148	70	18	170 270	21 697
Total South Africa	2 786	1 826	960	1 525	363	1 397 815	52 887
International							
Hidden Valley	331	120	210	306	82	164 000	3 705
Total international	331	120	210	306	82	164 000	3 705
Total operations	3 117	1 946	1 170	1 831	445	1 561 815	56 592

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$4 million.*

* *Production statistics are unaudited and not reviewed.*

[1] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

47 Harmony Gold Mining Company Limited | Interim results FY25 for the six-month period ended 31 December 2024

DEVELOPMENT RESULTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024

METRIC

			CHANNEL		
	Reef meters	Sampled meters	Width (cm's)	Value (g/t)	Gold (cmg/t)
Tshepong North					
Basal	324	208	13.13	52.11	684
B Reef	434	552	122.62	43.65	5 353
All Reefs	**758**	**760**	**92.66**	**43.98**	**4 075**
Tshepong South					
Basal	286	328	56.55	20.01	1131
B Reef	58	44	95.18	20.55	1 956
All Reefs	**344**	**372**	**61.12**	**20.11**	**1 229**
Doornkop					
South Reef	672	546	66.93	13.38	896
All Reefs	**672**	**546**	**66.93**	**13.38**	**896**
Kusasalethu					
VCR Reef	336	334	43.01	24.27	1 044
All Reefs	**336**	**334**	**43.01**	**24.27**	**1 044**
Target 1					
Elsburg/Dryerskuil	121	75	206.83	15.07	3 116
All Reefs	**121**	**75**	**206.83**	**15.07**	**3 116**
Masimong 5					
Basal	624	460	113.16	9.31	1 054
B Reef*	386	318	113.92	10.81	1 231
All Reefs	**1 010**	**778**	**113.47**	**9.93**	**1 126**
Joel					
Beatrix	522	504	101.21	15.06	1 524
All Reefs	**522**	**504**	**101.21**	**15.06**	**1 524**
Moab Khotsong					
Vaal Reef	469	356	112.41	20.78	2 336
C Reef	—	—	—	—	—
All Reefs	**469**	**356**	**112.41**	**20.78**	**2 336**
Mponeng					
VCR	502	452	57.50	47.70	2 743
Carbon Leader	304	186	70.40	43.00	3 025
All Reefs	**806**	**638**	**61.25**	**46.13**	**2 826**

			CHANNEL		
	Reef meters	Sampled meters	Width (cm's)	Value (g/t)	Gold (cmg/t)
Total Harmony					
Basal	1 234	996	73.63	13.61	1 002
Beatrix	522	504	101.21	15.06	1 524
B Reef	879	914	118.28	31.75	3 755
Elsburg/Dryerskuil	121	75	206.83	15.07	3 116
Vaal Reef	469	356	112.41	20.78	2 336
South Reef	672	546	66.93	13.38	896
VCR	837	786	51.34	39.37	2 021
Carbon Leader	304	186	70.37	42.99	3 025
C Reef	—	—	—	—	—
All Reefs	**5 038**	**4 363**	**86.63**	**23.56**	**2 041**

Rounding of numbers may result in slight computational discrepancies.
** B Reef drive metres not included in linear reef metres.*

48 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

DEVELOPMENT RESULTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2024

IMPERIAL

			CHANNEL		
	Reef feet	Sampled feet	Width (inch)	Value (oz/t)	Gold (in.oz/t)
Tshepong North					
Basal	1 062	682	5.00	1.57	8
B Reef	1 425	1 811	48.00	1.28	61
All Reefs	**2 488**	**2 493**	**36.00**	**1.30**	**47**
Tshepong South					
Basal	938	1 076	22.00	0.59	13
B Reef	190	144	37.00	0.61	22
All Reefs	**1 128**	**1 221**	**24.00**	**0.59**	**14**
Doornkop					
South Reef	2 205	1 791	26.00	0.40	10
All Reefs	**2 205**	**1 791**	**26.00**	**0.40**	**10**
Kusasalethu					
VCR Reef	1 101	1 096	17.00	0.71	12
All Reefs	**1 101**	**1 096**	**17.00**	**0.71**	**12**
Target 1					
Elsburg/Dryerskuil	397	246	81.00	0.44	36
All Reefs	**397**	**246**	**81.00**	**0.44**	**36**
Masimong 5					
Basal	2 047	1 509	45.00	0.27	12
B Reef*	1 267	1 043	45.00	0.31	14
All Reefs	**3 315**	**2 553**	**45.00**	**0.29**	**13**
Joel					
Beatrix	1 713	1 654	40.00	0.44	18
All Reefs	**1 713**	**1 654**	**40.00**	**0.44**	**18**
Moab Khotsong					
Vaal Reef	1 539	1 168	44.00	0.61	27
C Reef	—	—	—	—	—
All Reefs	**1 539**	**1 168**	**44.00**	**0.61**	**27**
Mponeng					
VCR	1 645	1 483	23.00	1.37	32
Carbon Leader	997	610	28.00	1.24	35
All Reefs	**2 642**	**2 093**	**24.00**	**1.35**	**32**

			CHANNEL		
	Reef feet	Sampled feet	Width (inch)	Value (oz/t)	Gold (in.oz/t)
Total Harmony					
Basal	4 048	3 268	29.00	0.40	12
Beatrix	1 713	1 654	40.00	0.44	18
B Reef	2 883	2 999	47.00	0.92	43
Elsburg/Dryerskuil	397	246	81.00	0.44	36
Vaal Reef	1 539	1 168	44.00	0.61	27
South Reef	2 205	1 791	26.00	0.40	10
VCR	2 747	2 579	20.00	1.16	23
Carbon Leader	997	610	28.00	1.24	35
C Reef	—	—	—	—	—
All Reefs	**16 528**	**14 314**	**34.00**	**0.69**	**23**

Rounding of numbers may result in slight computational discrepancies.
** B Reef drive metres not included in linear reef metres.*

49 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

COMPETENT PERSON'S DECLARATION

Harmony Gold Mining Company Limited's statement of Mineral Resources and Mineral Reserves as at 30 June 2024 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves.

No material change to Mineral Resources and Mineral Reserves has taken place since the disclosure made as at 30 June 2024.

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Papua New Guinea and Australia, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations.

The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons:

Mineral Resources and Mineral Reserves of South Africa:

Theo van Dyk, BSc (Hons), Pr.Sci.Nat, MGSSA, has 26 years relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the Geological Society of South Africa (GSSA).

Theo van Dyk

Physical address:	**Postal address:**
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa

Mineral Resources and Mineral Reserves of Papua New Guinea and Australia:

Gregory Job, BSc (Geo), MSc (Min Econ), F AusIMM, has 36 years relevant experience and is a Fellow of the Australian Institute of Mining and Metallurgy (AusIMM) South East Asia.

Greg Job

Physical address:	**Postal address:**
Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia

Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED

Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950
Registration number: 1950/038232/06

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: *www.harmony.co.za*

DIRECTORS

Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), BB Nel (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director)
B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^, M Gule*^, Z Matlala*^, M Moshe*^
* Non-executive
^ Independent

COMPANY SECRETARY

SS Mohatla
E-mail queries: companysecretariat@harmony.co.za
Telephone: +27 11 411 2359

INVESTOR RELATIONS

E-mail: HarmonyIR@harmony.co.za
Telephone: +27 11 411 6073 or +27 82 746 4120

TRANSFER SECRETARIES

JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
E-mail: info@jseinvestorservices.co.za
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

AMERICAN DEPOSITARY RECEIPTS

American Depositary Receipts
Deutsche Bank Trust Company Americas
c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050
Email: db@astfinancial.com
Toll free (within US): (886) 249 2593
Int: +1 718 921 8137
Fax: +1 718 921 8334

SPONSOR

J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

ISIN: ZAE000015228

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Report, and its report suite filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2024, are available on our website (www.harmony.co.za/invest).

50 **Harmony Gold Mining Company Limited** | Interim results FY25 for the six-month period ended **31 December 2024**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 4, 2025

By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director